PURCHASE AND SALE AGREEMENT

by and among

AMERICAN REAL ESTATE PARTNERS, L.P.,

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP,

AREP OIL & GAS HOLDINGS LLC,

AREP O & G HOLDINGS LLC,

NEG OIL & GAS LLC

and

SANDRIDGE HOLDINGS, INC.

and

solely for purposes of Article V, Article XII, Section 9.5 and Section 10.2,

RIATA ENERGY, INC.

Dated November 21, 2006

i

ARTICLE XII
GUARANTEE; LETTER OF INTENT; MANAGEMENT

Section 12.1.	Guarantee	64
Section 12.2.	Letter of Intent	64
Section 12.3.	Management	64

EXHIBITS

Exhibit A	--	Form of Assignment
Exhibit B	--	Form of Stockholders Agreement
Exhibit C	--	Form of Release
Exhibit D	--	Example of Cash calculation
Exhibit E	--	Description of Interests
Exhibit F	--	Form of Affidavit
Exhibit G	--	Example of Net Working Capital calculation

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT dated as of November 21, 2006, is by and among American Real Estate Partners, L.P., a Delaware limited partnership (“AREP”), American Real Estate Holdings Limited Partnership, a Delaware limited partnership (“AREH”), AREP Oil & Gas Holdings LLC, a Delaware limited liability company (“Oil & Gas Holdings”; together with AREP and AREH, the “Parents”), AREP O & G Holdings LLC, a Delaware limited liability company (“Seller”; together with the Parents, the “Seller Parties”), NEG Oil & Gas LLC, a Delaware limited liability company (the “Company”), and SandRidge Holdings, Inc., a Delaware corporation (“Buyer”), and solely for purposes of Article V, Article XII, Section 9.5 and Section 10.2 hereof, Riata Energy, Inc., a Texas corporation (“Riata”).

RECITALS:

WHEREAS, Seller is the owner of 100% of the Interests.

WHEREAS, Seller desires to sell the Interests to Buyer, and Buyer desires to purchase the Interests from Seller, on the terms and conditions set forth herein.

WHEREAS, on September 7, 2006, the Parents and Riata entered into the Exclusivity Agreement and Letter of Intent (the “Letter of Intent”) which contemplates that the parties hereto may enter into this Agreement.

WHEREAS, pursuant to the Letter of Intent, (i) Riata paid to Seller $10 million on September 7, 2006 and (ii) the parties hereto obtained the approval of the transactions contemplated hereby under the HSR Act on September 26, 2006.

WHEREAS, Buyer is a wholly owned subsidiary of Riata.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

TERMS OF THE TRANSACTION

Section 1.1.  Agreement to Purchase and Sell Interests.  Seller agrees to sell and Buyer agrees to purchase, for the consideration hereinafter set forth and subject to the terms, provisions and conditions herein, the Interests.

Section 1.2.  Consideration. In consideration of the sale of the Interests to Buyer, Buyer shall, based on and subject to the conditions in Section 8.2 herein being fulfilled, (i) pay Seller an aggregate cash purchase price of one billion twenty five million dollars ($1,025,000,000) in immediately available funds (the “Base Cash Purchase Price”) (the parties acknowledge that Riata delivered ten million dollars ($10,000,000) to Seller on September 7, 2006 pursuant to the Letter of Intent, and for the avoidance of doubt, such $10 million amount shall be applied as a credit pursuant to Section 2.3(a) against the cash amount required to be paid by Buyer hereunder (the “$10 Million Credit”)) and (ii) deliver to Seller 12,842,000 shares of common stock of Riata (the “Consideration Shares”).

Section 1.3.  Adjustments to Base Cash Purchase Price. The Base Cash Purchase Price shall be adjusted as follows:

(a)  Estimated Amounts. Based on the parties’ discussions and preliminary review of the books and records of the Company prior to the execution of this Agreement, $30,084,461 is a good faith estimate of the Net Working Capital as of the Closing Date (the “Estimated Net Working Capital”) and $28,050,309 is a good faith estimate of the Cash Amount as of the Closing Date (the “Estimated Cash Amount”). If the Estimated Net Working Capital is less than $0, then the Base Cash Purchase Price shall be decreased at Closing by the amount of such deficit. If the Estimated Net Working Capital is greater than $0, then the Buyer shall cause the payment of the amount of such excess (including, at Buyer’s election, by distributing cash from the Company) into an escrow account (the “Escrow Account”) to be maintained by JP Morgan Chase Bank, N.A. If the Estimated Cash Amount is less than $50 million, then the Base Cash Purchase Price shall be decreased at Closing by the amount of such deficit. If the Estimated Cash Amount is greater than $50 million, then the Buyer shall cause the payment of the amount of such excess (including, at Buyer’s election, by distributing cash from the Company) into the Escrow Account. Based on the Estimated Net Working Capital, Estimated Cash Amount and the foregoing, the Base Cash Purchase Price shall not be decreased pursuant to this Section 1.3(a) and $8,134,770 shall be the aggregate amount to be paid to the Escrow Account by Buyer. In determining the amount of Cash and Net Working Capital, the distributions of cash contemplated in this Section 1.3 shall not be taken into account. For the avoidance of doubt, to the extent that the Seller Parties are required to cause the Company to pay down any amounts of interest, commitment fees, breakage costs and other fees under the Credit Facility prior to or contemporaneously with Closing, Cash will be reduced by such amounts and Net Working Capital will not include as a current liability such amounts, nor will such amounts be treated as Indebtedness.

(b)  Final Amounts. Within sixty (60) days after the Closing Date, Buyer shall submit to Seller its written calculations of the Net Working Capital as of the Closing Date (subject to the procedures set forth in Sections 1.3(b) and 1.3(c), the “Final Net Working Capital”) and the Cash Amount as of the Closing Date (subject to the procedures set forth in Sections 1.3(b) and 1.3(c), the “Final Cash Amount”), together with the work papers used in the preparation thereof. Buyer shall cause the Company to provide Seller and its designees access to all materials, records and personnel of the Company necessary for Seller to verify the amount of the Final Net Working Capital and the Final Cash Amount. The calculations of the Final Net Working Capital and the Final Cash Amount submitted by Buyer to Seller shall become final and binding upon the Seller thirty (30) days after they are delivered to Seller (the “Purchase Price Review Period”), unless Seller, within the Purchase Price Review Period, provides written notice to Buyer disputing the amount of the Final Net Working Capital or the Final Cash Amount (the “Protest Letter”), in which case the Final Net Working Capital and the Final Cash Amount shall not be binding upon the Seller and Buyer and such dispute shall be resolved pursuant to Section 1.3(c).

(c)  Dispute. After the receipt of the Protest Letter by Buyer, Seller and Buyer shall meet by telephone, or at a mutually agreeable location, to discuss and attempt to reconcile their differences with respect to the amount of the Final Net Working Capital or Final Cash Amount (the “Challenged Amounts”). If the parties are unable to mutually resolve the dispute within fifteen (15) days after receipt of the Protest Letter by Buyer, then an independent auditing firm mutually selected by Seller’s independent accounting firm and Buyer’s independent accounting firm (the “Arbiter”) will be engaged to determine the Challenged Amounts. The Arbiter: (i) will be jointly engaged by Buyer and Seller; (ii) will be provided, within three (3) Business Days of accepting the engagement, with a definitive written statement from Seller and Buyer of their respective positions; (iii) will be advised in the engagement letter that the parties accept the Arbiter as the appropriate Person to interpret this Agreement for all purposes relevant to the resolution of the Challenged Amounts; (iv) will be granted access to all books, records and personnel of the Company and its Subsidiaries and (v) will have thirty (30) days to carry out a review and prepare a written statement of its decision regarding the Challenged Amounts, which shall be binding and final upon the Seller and Buyer. Each party will be afforded the opportunity to present to the Arbiter any material such party deems relevant to the determination. The decision of the Arbiter shall not exceed the Challenged Amounts submitted by Seller nor be less than the Challenged Amounts submitted by Buyer. The decision of the Arbiter shall be final and binding upon the parties and shall be in substitution for and precludes the bringing of any Proceedings in any court in connection with any dispute under Section 1.3(b) or this Section 1.3(c). The fees and expenses of the Arbiter incurred in resolving the disputed matter shall be shared equally by Buyer and Seller.

(d)  Final Adjustment. Not later than five (5) Business Days after the determination of the Final Net Working Capital and the Final Cash Amount pursuant to Section 1.3(b) or Section 1.3(c), as the case may be (the “Adjustment Payment Date”), (i) if the Final Net Working Capital is less than the Estimated Net Working Capital, then the Seller shall pay to Buyer in immediately available funds the amount of the difference, plus interest thereon at the Applicable Rate from (and including) the Closing Date to (but excluding) the date paid and (ii) if the amount of the Final Net Working Capital is greater than the Estimated Net Working Capital, then Buyer shall pay to the Seller, by wire transfer of immediately available funds to the account designated in writing by Seller, the amount of the difference, plus interest thereon at the Applicable Rate from (and including) the Closing Date to (but excluding) the date paid. In addition, not later than the Adjustment Payment Date, (i) if the Final Cash Amount is less than the Estimated Cash Amount, then the Seller shall pay to Buyer in immediately available funds the amount of the difference, plus interest thereon at the Applicable Rate per annum from (and including) the Closing Date to (but excluding) the date paid and (ii) if the amount of the Final Cash Amount is greater than the Estimated Cash Amount, then Buyer shall pay to the Seller, by wire transfer of immediately available funds to the account designated in writing by Seller, the amount of the difference, plus interest thereon at the Applicable Rate from (and including) the Closing Date to (but excluding) the date paid. In the event a party that is obligated to make a payment pursuant to this Section 1.3(d) fails to make such payment in full on or before the Adjustment Payment Date, the unpaid amount shall bear interest at the Applicable Rate plus 2% per annum from (and including) the Adjustment Payment Date to (but excluding) the date on which such unpaid amount is paid. Any amount which is due from Seller to Buyer pursuant to this Section 1.3(d) may be paid by releasing funds from the Escrow Account to Buyer (and any amounts in the Escrow Account remaining after Seller’s obligations to Buyer under this Section 1.3(d) have been fully satisfied shall be released to Seller). If no amount is due from Seller to Buyer pursuant to this Section 1.3(d), all amounts in the Escrow Account shall be released to Seller.

ARTICLE II
CLOSING

Section 2.1.  Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place (i) at the offices of Simpson Thacher & Bartlett LLP in New York City as promptly as practicable after the satisfaction (or waiver by the party or parties entitled to benefit thereof) of each of the conditions set forth in Sections 8.1 and 8.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) or (ii) at such other time or place as the parties hereto shall agree. The date on which the Closing is required to take place is herein referred to as the “Closing Date.” All Closing transactions shall be deemed to have occurred simultaneously.

Section 2.2.  Deliveries by Seller Parties. At the Closing, the Seller Parties shall deliver or cause to be delivered to Buyer the following:

(a)  an assignment of the Interests in the form attached hereto as Exhibit A, duly executed by Seller;

(b)  if Buyer has caused the payoff of the Credit Facility, the Pay-Off Letters for the Credit Facility and evidence reasonably satisfactory to Buyer of the release of all Liens under the Credit Facility;

(c)  evidence reasonably satisfactory to Buyer of the full payment, discharge, settlement or satisfaction of all Indebtedness and any other obligations owed by the Company or any of its Subsidiaries to Seller or any Affiliate of Seller (including NEGI) (other than the Company or any of its Subsidiaries) and elimination of all guarantees or other similar obligations by the Company or any of its Subsidiaries to Seller or any Affiliate of Seller (including NEGI) or for the benefit of Seller or any Affiliate of Seller (including NEGI) (other than the Company or any of its Subsidiaries);

(d)  evidence reasonably satisfactory to Buyer of the completion of the Restructuring (to be completed prior to or contemporaneously with, but not after, the Closing) in accordance with Section 7.11;

(e)  a certificate of non-foreign status of Seller (or Tax owner of Seller) which meets the requirements of the Department of Treasury (“Treasury”) Regulation Section 1.1445-2(b)(2), duly executed by Seller (or Tax owner of Seller);

(f)  the certificate described in Section 8.2(c);

(g)  all documentation evidencing the termination or assumption by the Seller Parties of the Hedges as required by Section 7.17;

(h)  the Stockholders Agreement in the form attached hereto as Exhibit B, duly executed by the Seller Parties;

(i)  the Release in the form attached hereto as Exhibit C, duly executed by each Seller Party; and

(j)  an escrow agreement in form and substance reasonably satisfactory to Buyer and Seller pursuant to which the Escrow Account shall be established (the “Escrow Agreement”).

Section 2.3.  Deliveries by Buyer. At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(a)  immediately available funds in an amount equal to $1,025,000,000 (minus the $10 Million Credit previously delivered to Seller on September 7, 2006 pursuant to the Letter of Intent);

(b)  the Escrow Agreement and evidence that immediately available funds in an amount equal to $8,134,770 have been deposited into the Escrow Account pursuant to Section 1.3(a);

(c)  stock certificates representing the Consideration Shares bearing legends required under the terms of the Stockholders Agreement;

(d)  the certificate described in Section 8.1(c); and

(e)  the Stockholders Agreement in the form attached hereto as Exhibit B, duly executed by Riata and the stockholders of Riata signatories thereto.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO SELLER PARTIES

Except as set forth in the Company Schedules, the Seller Parties jointly and severally represent and warrant to Buyer as follows:

Section 3.1.  Organization

(a)  Seller is duly organized, validly existing and in good standing as a limited liability company under the laws of the State of Delaware.

(b)  Seller has full power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted and to own the Interests.

(c)  Seller is duly qualified to do business as a limited liability company and is in good standing in each jurisdiction in which such qualification is necessary under applicable Law as a result of the conduct of its business, the ownership or lease of its properties or the ownership of the Interests, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be likely to have, a Material Adverse Change on the Seller or the Company.

Section 3.2.  Title to Interests. Except as set forth on Company Schedule 3.2, Seller is (and at the Closing will be) the record and beneficial owner of, and upon consummation of the transactions contemplated hereby Seller will transfer good, valid, and marketable title to the Interests, free and clear of all Liens other than (A) liens that may arise by virtue of any actions taken by or on behalf of Buyer or its Affiliates, (B) restrictions on transfer that may be imposed by federal or state securities Laws.

Section 3.3.  Authority

(a)  Each Seller Party has all requisite corporate, limited liability company or partnership power and authority, as the case may be, to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each Seller Party of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, limited liability company or partnership action, as the case may be, on the part of each Seller Party, and no other proceedings on the part of any Seller Party are necessary to authorize the execution or delivery of this Agreement or to consummate the transactions contemplated hereby.

(b)  This Agreement has been duly and validly executed and delivered by each Seller Party and constitutes each Seller Party’s valid and legally binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and the application of general principles of equity (regardless of whether that enforceability is considered in a proceeding at Law or in equity).

Section 3.4.  Non-Contravention

Assuming that the Credit Facility has been paid off by Buyer at the Closing or amended in accordance with Section 7.12:

(a)  Neither the execution, delivery and performance by the Seller Parties of this Agreement nor the consummation by them of the transactions contemplated hereby will (with or without the giving of notice or the passage of time or both) (A) conflict with or result in a violation of any provision of, or constitute a breach of or default under, or give rise to a right to impose any fine or penalty, a right to purchase or foreclose upon any Interests, any right of termination, cancellation, amendment, modification, payment or acceleration, the loss of a material benefit, or result in the creation of any Lien on any Interests, under any provision of any bond, debenture, note, mortgage, lease, license, franchise, indenture, or any other Contract or other instrument or obligation to which any Seller Party is a party or by which any Seller Party or any of its properties may be bound or subject, (B) conflict with or result in a violation of any provision of the Governing Documents of any Seller Party or (C) violate any applicable Law binding upon any Seller Party or any of its properties, including the Interests, other than, in the case of clauses (A) or (C) above, any such event or matter, which individually or in the aggregate, has not had and would not reasonably be likely to have a Material Adverse Change on the Seller or the Company.

(b)  Except in connection with any filings required under the Securities Exchange Act of 1934, as amended (the “1934 Act”), or as set forth on Company Schedule 3.4(b), no consent, approval, order, or authorization of, or declaration, filing, or registration with, any Governmental Entity is required to be obtained or made by any Seller Party in connection with the execution, delivery, or performance by the Seller Parties of this Agreement or the consummation by the Seller Parties of the transactions contemplated hereby.

Section 3.5.  Proceedings. Except as set forth on Company Schedule 3.5(i), there are no Proceedings pending or, to the Knowledge of any Seller Party, threatened in writing, or to the Knowledge of the persons set forth on Company Schedule 3.5(ii), threatened orally, in which any Seller Party or any Affiliate thereof is a party, affecting the execution and delivery of this Agreement by the Seller Parties or the consummation by the Seller Parties of the transactions contemplated hereby.

Section 3.6.  Investment Experience. Seller acknowledges that it can bear the economic risk of its investment in the Consideration Shares, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Buyer.

Section 3.7.  Restricted Securities. Seller understands that the Consideration Shares will not have been registered pursuant to the Securities Act or any applicable state securities Laws, that the Consideration Shares will be characterized as “restricted securities” under federal securities Laws, and that under such Laws and applicable regulations the Consideration Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

Section 3.8.  Accredited Investor; Investment Intent. Seller is an accredited investor as defined in Regulation D under the Securities Act. Seller is acquiring the Consideration Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof within the meaning of the Securities Act, except in compliance with applicable federal and state securities Laws.

Section 3.9.  Acknowledgement by Seller Parties. Each Seller Party acknowledges and agrees that: (a) it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of the Buyer and its Subsidiaries; and (b) it is not relying on any statement or representation made by or on behalf of the Buyer except as set forth in this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
RELATING TO THE COMPANY

Except as set forth in the Company Schedules, the Seller Parties jointly and severally represent and warrant to Buyer as follows:

Section 4.1.  Organization.

(a)  The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to carry on its business as now being conducted.

(b)  The Company is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, and all such jurisdictions are set forth on Company Schedule 4.1(b), except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be likely to have, a Material Adverse Change on the Seller or the Company.

(c)  Except as set forth on Company Schedule 4.1(c), the Company does not have any Proceedings pending, or to the Knowledge of the Seller Parties and the Company, threatened in writing, or to the Knowledge of the persons set forth on Company Schedule 3.5(ii), threatened orally, against it to dissolve or liquidate the Company.

Section 4.2.  Authority

(a)  The Company has all requisite limited liability company power and authority to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on the part of the Company and no other proceedings on the part of the Company are necessary to authorize the execution or delivery of this Agreement or to consummate the transactions contemplated hereby.

(b)  This Agreement has been duly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and the application of general principles of equity (regardless of whether that enforceability is considered in a proceeding at Law or in equity).

Section 4.3.  Governing Documents. Accurate and complete copies of (A) the Governing Documents of the Company and each of its Subsidiaries, as amended through the date hereof, and (B) the minutes of all meetings of the respective board of managers (or other similar governing body) of the Company and its Subsidiaries, any committees of such boards or other bodies, and the members, shareholders or other equity holders of the Company and its Subsidiaries (and all consents in lieu of such meetings) have heretofore been delivered, or have been made available, to Buyer. Such Governing Documents, minutes, and consents, taken as a whole, accurately reflect, in all material respects, the equity ownership of the Company and its Subsidiaries and all actions taken by the board of managers, other governing body, committees, shareholders and other equity owners.

Section 4.4.  Capital Structure

(a)  No membership interests or other Equity Interests of the Company are subject to, nor have any been issued in violation of, preemptive rights, preferential rights of subscription or purchase or similar rights.

(b)  Except for the Interests and the rights created by this Agreement, there are (and as of the Closing Date there will be) outstanding or in existence:

(1)  no membership interests or other Equity Interests of the Company; and

(2)  no Equity Interest Equivalents of the Company.

(c)  No Equity Interests or Equity Interest Equivalents of the Company, other than the Equity Interests contemplated to be issued pursuant to the Merger Agreement (which will terminate simultaneously with the Closing), are reserved for issuance or for any other purpose, and there are no agreements or arrangements providing for the issuance of Equity Interests or Equity Interest Equivalents of the Company.

(d)  There are no issued or outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters pertaining to the Company.

(e)  There are (and as of the Closing Date there will be) no outstanding obligations of the Company to repurchase, redeem, or otherwise acquire any Interests or other Equity Interests of the Company.

Section 4.5.  Non-Contravention.

Assuming that the Credit Facility has been paid off by Buyer at the Closing or amended in accordance with Section 7.12:

(a)  Except as set forth on Company Schedule 4.5(a), neither the execution, delivery and performance by the Seller Parties and the Company of this Agreement, nor the consummation by them of the transactions contemplated hereby will (with or without the giving of notice or the passage of time or both):

(1)  conflict with or result in a violation of any provision of the Governing Documents of the Company or any of its Subsidiaries;

(2)  result in the creation or imposition of any Lien on any of the properties or other assets of the Company or any of its Subsidiaries;

(3)  (with or without the giving of notice or the passage of time or both) conflict with or result in a violation of any provision of, or constitute a breach of or default under, or give rise to a right to impose any fine or penalty, a right to purchase or foreclose upon any Properties, any right of termination, cancellation, amendment, modification, payment or acceleration, the loss of a material benefit, or result in the creation of any Lien on any Interests under any provision of any bond, debenture, note, mortgage, lease, license, franchise, indenture, or any other Contract or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their properties may be bound or subject; or

(4)  violate in any material respect any applicable Law binding upon the Company or any of its Subsidiaries or any of their respective properties, including the Properties;

other than, in the case of clauses (2), (3) or (4) above, any such event or matter, which, individually or in the aggregate, has not had and would not reasonably be likely to have a Material Adverse Change on the Seller or the Company.

(b)  Except for any filings required under the 1934 Act and except as set forth on Company Schedule 4.5(b), no consent, approval, order, or authorization of, or declaration, filing, or registration with, any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery, or performance by the Seller Parties and the Company of this Agreement or the consummation by them of the transactions contemplated hereby.

Section 4.6.  Ownership; Capitalization of Subsidiaries

(a)  Except for the Company’s direct or indirect ownership in its Subsidiaries, and the redemption/call right in section 5.4 of the Operating Agreement of NEG Holding, the Company does not own, directly or indirectly, or have the right to acquire, by Contract or otherwise, any capital stock of, or other Equity Interest in, any Person.

(b)  Company Schedule 4.6(b) sets forth a true and complete list of each Subsidiary of the Company, the jurisdiction of incorporation or organization of each such Subsidiary and the number and percentage of each such Subsidiary’s outstanding Equity Interests owned by the Company or another Subsidiary of the Company.

(c)  Each Subsidiary of the Company:

(1)  is duly formed, validly existing and, if applicable, in good standing under the laws of the jurisdiction of its formation;

(2)  except as set forth on Company Schedule 4.6(c), is duly qualified or licensed to do business as a foreign entity and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be likely to have, a Material Adverse Change on the Seller or the Company; and

(3)  has all requisite corporate, limited liability company or partnership power and authority, as the case may be, to carry on its business as now being conducted.

(d)  No Subsidiary of the Company has any Proceedings pending, or to the Knowledge of the persons set forth on Company Schedule 3.5(ii), threatened, against it to dissolve or liquidate such Subsidiary.

(e)  No Equity Interests of any Subsidiary of the Company are subject to, nor have any been issued in violation of, preemptive rights, preferential rights of subscription or purchase of any Person or similar rights.

(f)  Except for liens securing the Credit Facility or as set forth on Company Schedule 4.6(f), all the outstanding Equity Interests of each Subsidiary of the Company, except for the membership interest in NEG Holding held by NEGI, are owned directly or indirectly by the Company, free and clear of all Liens.

(g)  There are no outstanding Equity Interest Equivalents, interests in the ownership or earnings, or other similar rights of or with respect to any Subsidiary of the Company, except for the membership interest in NEG Holding held by NEGI.

(h)  No Equity Interests or Equity Interest Equivalents of any Subsidiary of the Company are reserved for issuance or for any other purpose, and there are no agreements or arrangements providing for the issuance of Equity Interests or Equity Interest Equivalents of any Subsidiary of the Company.

(i)  There are no issued or outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters pertaining to any Subsidiary of the Company.

(j)  There are (and as of the Closing Date there will be) no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Equity Interests of any Subsidiary of the Company, except the purchase or redemption of the membership interests in NEG Holding pursuant to the Restructuring.

Section 4.7.  SEC Reports; Financial Statements

(a)  Except as set forth on Company Schedule 4.7(a), the Most Recent SEC Reports filed with the SEC prior to September 7, 2006 (as of September 7, 2006), the Most Recent SEC Reports filed with the SEC prior to the date hereof (as of the date hereof) and the Most Recent Reports filed with the SEC prior to the Closing Date (as of the Closing Date) are not (or will not be) materially untrue or incomplete and do not (or will not) include a materially untrue statement of material fact nor omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading; provided, that no representation or warranty is being made pursuant to this Section 4.7(a) regarding matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of September 7, 2006. As used in this Agreement, the term “Most Recent SEC Reports” means, as of any date, the Company’s most recent Form S-1 registration statement, NEG, Inc.’s most recent Form S-1 registration statement and Form S-4 registration statement, or the most recent public filing by AREP on Form 10-K and Form 10-Q to the extent regarding segment information of the Company and its Subsidiaries, in each case filed with the SEC prior to such date, taken as a whole, excluding the financial statements contained therein (which are addressed in Section 4.7(b) below) (and excluding the effect of any general disclaimers, risk factors or forward-looking statements, but after taking into account any disclosure in such provisions that are matters of fact) (and provided that the failure to update financial and accounting information since the date of filing of such report or to respond to SEC comments shall not in and of itself be conclusive of such Most Recent SEC Reports being materially untrue or incomplete or be deemed to be a material omission).

(b)  The financial statements of the Company and its Subsidiaries contained in the Most Recent SEC Reports filed with the SEC prior to the date hereof (the “SEC Financial Statements”) (provided that the failure to update financial and accounting information since the date of filing of such report or to respond to SEC comments shall not in and of itself be conclusive of such financial statements being materially untrue or incomplete or be deemed to be a material omission) or the Company’s June 30, 2006 and September 30, 2006 financial statements that have been provided to Buyer (the “Interim Financial Statements”; together with the SEC Financial Statements, the “Financial Statements”) are not materially untrue or incomplete and do not include a materially untrue statement of material fact nor omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading (and have been prepared in all material respects in compliance with GAAP applied on a consistent basis and present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows for the Company and its Subsidiaries), in each case as of the date of such financial statements; other than liabilities adequately reflected or reserved against in the Financial Statements and liabilities incurred in the Ordinary Course of Business since September 30, 2006, there are no liabilities or obligations of any kind, whether accrued, absolute, secured, unsecured, fixed, contingent, or otherwise, of the Company or any of its Subsidiaries which, individually or in aggregate have had, and are reasonably likely to have, a Material Adverse Change on the Seller or the Company. No representation or warranty is being made pursuant to this Section 4.7(b) regarding matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of September 7, 2006.

Section 4.8.  Absence of Certain Changes or Events. (a) Since September 30, 2006, there has not been any Material Adverse Change with respect to the Seller or the Company; provided, that no representation or warranty is being made pursuant to this Section 4.8(a) regarding matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of September 7, 2006.

(b) Except as set forth on Company Schedule 4.8(b), since September 30, 2006, the Company and each of its Subsidiaries has conducted their respective businesses in all material respects in the Ordinary Course of Business.

Section 4.9.  Pending Litigation. All environmental representations and warranties are covered exclusively by Section 4.18 and not by this Section 4.9 or any other representation or warranty contained herein other than in Section 4.18, and no representation or warranty is being made pursuant to this Section 4.9 regarding matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of September 7, 2006:

(a)  Except as set forth on Company Schedule 4.9(a), (i) no Proceeding is pending or, to the Knowledge of the Seller Parties and the Company, threatened against the Company, its Subsidiaries or any of the assets or properties owned, used by or licensed to the Company or any of its Subsidiaries or their respective businesses, other than those which individually or in the aggregate have not had, and would not reasonably be likely to have, a Material Adverse Change on the Seller or the Company, and (ii) neither the Company nor any of its Subsidiaries is subject to any (x) outstanding injunction, judgment, order or decree or (y) compliance or settlement agreement, conciliation agreement, memorandum of understanding, writ, letter of commitment, deficiency letter or ruling (other than routine oil and gas field regulatory orders), in each case, other than those which individually or in the aggregate have not had, and would not reasonably be likely to have, a Material Adverse Change on the Seller or the Company,.

(b)  Except as set forth on Company Schedule 4.1(c), there are no Proceedings pending or, to the Knowledge of the Seller Parties and the Company, threatened in writing, in which the Company or any of its Subsidiaries is a party affecting the execution and delivery of this Agreement by the Seller Parties and the Company or the consummation of the transactions contemplated hereby.

Section 4.10.  Compliance with Laws; Permits

All environmental representations and warranties are covered exclusively by Section 4.18 and not by this Section 4.10 or any other representation or warranty contained herein other than in Section 4.18, and no representation or warranty is being made pursuant to this Section 4.10 regarding matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of September 7, 2006:

Except as set forth on Company Schedule 4.10, or would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Change on the Seller or the Company: (i) the Company and its Subsidiaries are in compliance with all applicable Laws, and none of the Company, the Seller Parties or any Subsidiary of the Company has received any written notice from any Governmental Entity or any other Person, and to the Knowledge of the Seller Parties and the Company, any oral notice from any Governmental Entity, that the Company or any of its Subsidiaries is in violation of, or has violated, any applicable Laws; and (ii) each of the Company and its Subsidiaries has obtained and holds all federal, state and local governmental Permits reasonably necessary for the lawful conduct of their business and the lawful ownership, lease, use and operation of the Properties, and each of the Company and its Subsidiaries is in compliance with all such Permits.

Section 4.11.  Investment Company Act. Neither the Company nor any of its Subsidiaries is an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 4.12.  Taxes. Except as set forth on Company Schedule 4.12:

(a)  Except for Galveston Bay Pipeline Company and Galveston Bay Processing Corporation (collectively, the “Galveston Subsidiaries”), each of which is taxable as a corporation for federal income tax purposes, each of the Company and its Subsidiaries is a partnership or a disregarded entity for federal income tax purposes.

(b)  Each of the Company and its Subsidiaries has timely filed (taking into account all properly granted extensions) all material Tax Returns required to be filed by it with respect to all material Taxes, and all such material Tax Returns are true, correct and complete in all material respects.

(c)  All material Taxes of the Company and each of its Subsidiaries, and all material Taxes of any other Person for which the Company or any of its Subsidiaries could be liable (whether or not shown on any Tax Return), have been paid in full when due or have been accrued for on the Closing Balance Sheet. All material Tax withholding and deposit requirements imposed on or with respect to the Company and its Subsidiaries, or for which the Company or any of its Subsidiaries could be liable, have been satisfied in full in all material respects.

(d)  There are no material Liens for Taxes upon the assets or properties of any of the Company and its Subsidiaries other than Liens for Taxes not yet due and payable, and those which are being contested in good faith by appropriate proceedings.

(e)  Neither the Company nor any of its Subsidiaries has granted (or is subject to) any waiver or extension that is currently in effect for the period of limitations for the assessment or payment of any material Tax or the filing of any material Tax Return. No unpaid material Tax assessment, deficiency or adjustment has been assessed or asserted against or with respect to the Company or any of its Subsidiaries, by any Governmental Entity; there are no currently pending audits, administrative or judicial proceedings, or any deficiency or refund litigation, with respect to material Taxes owed by the Company or any of its Subsidiaries.

(f)  No written claim has ever been made by any Governmental Entity in any jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that any such Person is or may be subject to Taxation by that jurisdiction.

(g)  Neither the Company nor any of its Subsidiaries will be required to include any amount in, or exclude any item of deduction from, income for any Taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in accounting method for any Taxable period ending on or before the Closing Date, (ii) pursuant to any agreement with any Governmental Entity executed on or prior to the Closing Date or (iii) the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, or otherwise.

(h)  To the Knowledge of the Seller Parties and the Company, neither the Company nor any of its Subsidiaries is party to or has any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or similar arrangement, nor does the Company or any of its Subsidiaries have any liability or potential liability to another party under any such agreement or arrangement, other than the $2.7 million payable of National Onshore, L.P. referenced in Section 7.11(a).

(i)  Neither of the Galveston Subsidiaries have consummated, have participated in, or are currently participating in any transaction that was or is a “tax shelter,” “listed transaction” or to the Knowledge of the Seller Parties and the Company, a “reportable transaction” as defined in Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder, including, but not limited to, transactions identified by the IRS by notice, regulation or other form of published guidance as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(j)  Neither the Company nor any of its Subsidiaries is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by The Tax Equity and Fiscal Responsibility Act of 1982. None of the assets of the Company or any of its Subsidiaries (directly or indirectly) secures any debt the interest on which is exempt from Tax under Section 103(a) of the Code, and none of the property owned by the Company or any of its Subsidiaries is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(k)  To the Knowledge of the Seller Parties and the Company, neither the Company nor any of its Subsidiaries (1) is or has been a member of an affiliated group or (2) has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(l)  The Company has previously made available to Buyer true, correct and complete copies of (1) all income and other material Tax Returns filed by the Company or any of its Subsidiaries for all completed Tax years of the Company and its Subsidiaries that remain open for audit or review by the relevant Taxing authority and (2) all ruling requests, private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements and any similar documents or communications sent or received by the Company or any of its Subsidiaries relating to Taxes.

Section 4.13.  Contracts

(a)  Except (i) for Oil and Gas Contracts and (ii) for those Contracts that will be terminated or rendered inapplicable to the Company and its Subsidiaries and their assets at or prior to the Closing, Company Schedule 4.13(a) sets forth all of the following Contracts to which the Company or any of its Subsidiaries is a party or to which any of their assets are subject (excluding the Contracts described as exceptions above, collectively, the “Company Contracts”):

(1)  any Contract covering the employment or service of any director, officer or employee, or relating to any loan from the Company or any of its Subsidiaries to any director, officer or employee;

(2)  other than the Credit Facility and any intercompany indebtedness (which for the avoidance of doubt means, indebtedness between the Company or any of its Subsidiaries and any other Subsidiary of the Company), any indenture, loan, credit or similar Contract pursuant to which the Company or any of its Subsidiaries has borrowed any money or issued any note or other evidence of Indebtedness, sold and leased back assets or guaranteed Indebtedness for others and any Hedge or other similar Contracts;

(3)  any Contract under which the Company or any of its Subsidiaries has granted any Person any registration rights (including demand and piggyback registration rights);

(4)  any Contract respecting any partnership, joint venture, or, with respect to the Interests or any Equity Interests in any Subsidiary of the Company, any option, put or call, or right of first refusal;

(5)  any Contract that would reasonably be expected to result in aggregate expenditures by the Company or any of its Subsidiaries or aggregate revenues to the Company or any of its Subsidiaries of an amount in excess of $100,000 after the date of this Agreement;

(6)  any non-competition Contract or any other Contract or obligation that restricts, limits or prohibits the manner in which, or the localities in which, the business of the Company or any of its Affiliates is conducted;

(7)  any Contract with NEGI, Seller or any Affiliate of Seller (other than the Company or any Subsidiary);

(8)  any Contract that constitutes a lease (other than any Lease) under which the Company or any Subsidiary of the Company is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by Seller without penalty upon thirty (30) days or less notice and (B) involves an annual base rental of more than $50,000; and

(9)  any plan, Contract or arrangement providing for bonuses, pensions, deferred compensation, retirement plan payments, profit sharing, incentive pay or any other employee right or benefit.

(b)  Except for (i) any Lease and (ii) any Contract that is terminable by the Company on thirty (30) days or less notice, Company Schedule 4.13(b) sets forth all of the following Contracts to which the Company or any of its Subsidiaries is a party or to which any of their assets are subject (excluding the Contracts described as exceptions above, collectively, the “Oil and Gas Contracts”):

(1)  Hydrocarbon purchase and sale Contracts, processing or treatment Contracts, transportation or gathering Contracts and all other similar Contracts;

(2)  farmin or farmout Contracts, exploration contracts, participation Contracts and all other similar Contracts; and

(3)  Contracts for geological or geophysical data relating to the Leases held by the Company or any of its Subsidiaries.

(c)  Except as set forth on Company Schedule 4.13(c), (i) each Company Contract and each Oil and Gas Contract is in full force and effect, (ii) none of the Company or any of its Subsidiaries is in material breach or default under any Company Contract or Oil and Gas Contract and, to the Knowledge of the Seller Parties and the Company, no other party to any Company Contract or Oil and Gas Contract is in material breach thereunder, and (iii) none of the Company or its Subsidiaries has received from any other party to a Company Contract or any Oil and Gas Contract any written notice of the termination or intention to terminate such Contract; provided, however, that no representation or warranty is being made pursuant to this Section 4.13(c) regarding matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of September 7, 2006.

Section 4.14.  Real Property. Company Schedule 4.14 contains a complete and correct list, in all material respects, as of the date of this Agreement, of all real property and interests in real property owned by the Company and its Subsidiaries, other than the Properties. To the extent not constituting leased property, except as set forth on Company Schedule 4.14, the Company and its Subsidiaries have good, valid fee simple title to such real property, free and clear of any Liens other than Permitted Encumbrances. Each of the Company and its Subsidiaries has good and valid title to the leasehold estate or other interest created under its respective leases (other than the Leases), free and clear of any Liens other than Permitted Encumbrances.

Section 4.15.  Oil and Gas Properties

(a)  Except as set forth on Company Schedule 4.15(a):

(1)  neither the Company nor any of its Subsidiaries has received any payment for Hydrocarbons that is subject to refund or recoupment out of future production;

(2)  neither the Company nor any of its Subsidiaries has received written notice regarding any change proposed in the production allowables for any Wells;

(3)  neither the Company nor any of its Subsidiaries is in default under any Lease, except for any defaults that, individually or in the aggregate, have not had, and would not reasonably be likely to have, a Material Adverse Change on the Seller or the Company;

(4)  there is no material Imbalance associated with the Company and its Subsidiaries or their interests in the Properties;

(5)  proceeds from the sale of Hydrocarbons produced from and attributable to the Properties are being received by the Company or its Subsidiaries in a timely manner and are not being held in suspense for any reason (except for amounts, individually or in the aggregate, of less than $100,000 and held in suspense in the Ordinary Course of Business); and

(6)  to the Knowledge of the Seller Parties and the Company, all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Properties have been properly and correctly paid or provided for in all material respects, except for those for which the Company or any of its Subsidiaries has a right to suspend.

(b)  Except as set forth on Company Schedule 4.15(b), the Company and its Subsidiaries have Defensible Title to each of the Properties.

(c)  Except as set forth on Company Schedule 4.15(c), the Company or its Subsidiaries has paid all material expenses that are due and owing relating to the ownership or operation of the Properties in the Ordinary Course of Business, except such expenses and Taxes as are disputed in good faith by the Company or its Subsidiaries and for which a reserve has been established to the extent required by GAAP.

(d)  Except as set forth on Company Schedule 4.15(d) and subject to normal wear and tear and to scheduled or necessary repairs in the Ordinary Course of Business, all material Fixtures, Facilities and Equipment are in serviceable condition except where the failure to be in such condition, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Change on the Seller or the Company.

(e)  Except as set forth on Company Schedule 4.15(e), to the Knowledge of the Seller Parties and the Company, there are no Wells located on the Leases that: (i) the Company or any of its Subsidiaries is currently obligated by applicable Law or Contract to plug and abandon; or (ii) are subject to exceptions to a requirement to plug and abandon issued by Governmental Authority having jurisdiction over the Properties.

Section 4.16.  Gas Regulatory Matters. Except as set forth on Company Schedule 4.16, none of Company or any of its Subsidiaries is a gas utility under Section 121.001 and Section 101.003(7) of the Texas Utilities Code.

Section 4.17.  Reserve Reports. Except as set forth on Company Schedule 4.17, the December 31, 2005 and June 30, 2006 reserve reports (the “Reserve Reports”) that have been previously provided to Buyer reflect in all material respects the oil and gas reserves of the Company and its Subsidiaries, as applicable, at the dates indicated therein and are in accordance, in all material respects, with SEC guidelines applied on a consistent basis throughout the periods involved; provided, however, that no representation or warranty is being made pursuant to this Section 4.17 regarding matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of September 7, 2006.

Section 4.18.  Environmental Matters

(a)   For purposes of determining liability hereunder, whether as a result of an indemnity, certificate or otherwise, the representations and warranties set forth in this Section 4.18 are being made solely to the Knowledge of the Seller Parties and the Company. In addition, no representation or warranty is being made pursuant to this Section 4.18 regarding matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of the Closing Date.

Except as set forth on Company Schedule 4.18 or as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Change on the Seller or the Company:

(a)  Each of the Company and its Subsidiaries has conducted its business and has operated its assets, and is conducting its business and operating its assets, in compliance with all applicable Environmental Laws. Without limitation to the foregoing, each of the Company and its Subsidiaries has obtained and holds all Permits required under applicable Environmental Laws and reasonably necessary for the lawful conduct of their business and the lawful ownership, lease, use and operation of the Properties, and each of the Company and its Subsidiaries is in compliance with all such Permits.

(b)  Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity or any other Person, and to the Knowledge of the Seller Parties and the Company, oral notice from any Governmental Entity, that any of the operations or assets of the Company or any of its Subsidiaries are the subject of any investigation or inquiry by any Governmental Entity or other Person, in each case evaluating whether any material remedial action or investigation is needed to respond to a release or threatened release of any Hazardous Material or to the improper handling, transportation, storage or disposal (including storage or disposal at offsite locations) of any Hazardous Material that violates Environmental Law or would reasonably be likely to result in liability to the Company or any of its Subsidiaries.

(c)  Neither the Company nor any of its Subsidiaries is responsible for the improper release into the environment, or the improper storage or disposal, of any Hazardous Material that violates Environmental Law or would reasonably be likely to result in liability to the Company or any of its Subsidiaries. No Hazardous Material is improperly stored or disposed of upon any property of the Company or any of its Subsidiaries or any property formerly owned, leased or operated by the Company or any of its Subsidiaries during the period of time the Company or any of its Subsidiaries owned, leased or operated it which violates Environmental Law or would reasonably be likely to result in liability to the Company or any of its Subsidiaries. No Hazardous Material has been otherwise used or managed by the Company or any of its Subsidiaries in such a way as to pose a substantial endangerment to public health or welfare or the environment. Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity or any other Person or oral notice from any Governmental Entity under any federal, state or local law indicating the existence of any of the foregoing described in this Section 4.18(c).

(d)  Neither the Company nor any of its Subsidiaries has received any (i) written claim, complaint, notice, inquiry or request for information from any Governmental Entity or any other Person, or (ii) to the Knowledge of the Seller Parties and the Company, oral claim, complaint, notice, inquiry or request for information from any Governmental Entity, regarding any Proceeding or any other matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to or in connection with the Company or any of its Subsidiaries or operations or conditions of any facilities or property (including off-site storage or disposal of any Hazardous Material from such facilities or property) currently or formerly owned, leased or operated by the Company or any of its Subsidiaries nor are there any facts or circumstances existing which could reasonably give rise to any such claims, complaints, notices, inquiries or requests.

(e)  No property now or previously owned, leased or operated by the Company or any of its Subsidiaries is listed on the National Priorities List pursuant to CERCLA or on the CERCLIS or on any other federal or state list as sites requiring investigation or cleanup.

(f)  Except for ministerial notification and administrative filings relating to certain Permits, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not affect the validity or require the transfer of any permits, licenses or approvals held by the Company or any of its Subsidiaries under any Environmental Law, and will not require any notification, disclosure, registration, reporting, filing, investigation or remediation under any Environmental Law.

(g)  The Company has made available to Buyer copies of all material environmental reports, audits, studies and assessments within its custody or control.

Section 4.19.  Intellectual Property. Except as set forth on Company Schedule 4.19 or as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Change on the Seller or the Company: (i) the Company and its Subsidiaries either own or have valid licenses or other rights to use all patents, copyrights, service marks, brand names, computer programs, trademarks, trade names, domain names, software, databases, geological data, geophysical data, engineering data, maps, interpretations, other technical information or data, tools, methods, processes, devices, prototypes, schematics, trade secrets or other intangible property used in their businesses as presently conducted, or that are necessary for the operation of the business of the Company or any of its Subsidiaries, or for the ownership and operation of any assets of the Company or any of its Subsidiaries (collectively, the “Company Intellectual Property”), free and clear of any Liens except those express limitations contained in the agreements governing the use of the same; (ii) to the Company’s Knowledge, the use of the Company Intellectual Property by the Company and its Subsidiaries does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, domain name, copyright or any pending application therefore, of any other Person; and (iii) neither the Company nor any of its Subsidiaries has received any written notice of any claim that the Company Intellectual Property is invalid or conflicts with the asserted rights of any other Person.

Section 4.20.  Insurance.  Set forth on Company Schedule 4.20(i) is a list of all policies of insurance owned or held by the Company or any of its Subsidiaries. Such policies are in full force and effect. Company Schedule 4.20(ii) lists all surety bonds, performance bonds, parental guarantees or letters of credit posted with Governmental Entities or any other Person to secure the Company’s and its Subsidiaries’ performance obligations under applicable Laws. Except as set forth on Company Schedule 4.20(iii), there are no outstanding claims under any such policies and no written notice of cancellation or non-renewal of any such policies has been received. Except as set forth on Company Schedule 4.20(iv), there are no policies of insurance owned or held by NEGI or any Seller Party for the benefit of the Company and/or any of its Subsidiaries and there are no policies of insurance owned or held by the Company or any of its Subsidiaries for the benefit of NEGI or any Seller Party.

Section 4.21.  Employee Related Matters. Except as set forth on Company Schedule 4.21:

(a)  Neither the Company nor any of its Subsidiaries has any Persons with the right or legal status of an employee (whether as an employee or an independent contractor) or any obligations or liabilities to or based upon the service of any Person who currently or formerly had the legal status of an employee of the Company, its Subsidiaries, NEGI or any Seller Party.

(b)  Neither the Company nor any of its Subsidiaries has any obligations or liabilities (secondary, contingent or otherwise) under ERISA, the Code or any other applicable Laws with respect to, or based upon, any “employee benefit plan”, as defined in Section 3(3) of ERISA, or any other compensation or benefit plan, contract, program, policy, agreement or arrangement (including, without limitation, those maintained by NEGI or by any Seller Party).

Section 4.22.  Brokers No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Seller Party.

Section 4.23.  Affiliate Transactions. Except as set forth on Company Schedule 4.23(i), neither the Company nor any of its Subsidiaries has purchased, acquired, used or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced money to, or borrowed any money from or entered into or been subject to any management, consulting or similar agreement with, or entered into any other transaction or arrangement with, any officer, director, shareholder or Affiliate of the Company or any of its Subsidiaries. Except as set forth on Company Schedule 4.23(ii), (A) no Affiliate of the Company is indebted to the Company or any of its Subsidiaries for money borrowed or other loans or advances, and neither the Company nor any of its Subsidiaries is indebted to any such Affiliate, (B) no such Affiliate’s liabilities or obligations has been guaranteed by the Company or any of its Subsidiaries, and none of the Company’s nor any of its Subsidiaries’ obligations or liabilities has been guaranteed by any such Affiliate, and (C) if any indebtedness for money borrowed or other loans or advances referred to in clause (A) or guaranteed liabilities or obligations referred to in clause (B) exists, the Seller Parties and the Company will eliminate, terminate or settle all such arrangements prior to or contemporaneously with, but not after, the Closing, without any liability of any kind, including tax liabilities, to the Company or any of its Subsidiaries following the Closing. For purposes of this Section 4.23, the term “Affiliate” shall be deemed to include NEGI, but shall not include the Company or any of its Subsidiaries.

Section 4.24.  NEGI Restructuring. The Restructuring shall be completed prior to or contemporaneously with, but not after, the Closing in accordance with Section 7.11 and shall not result in any liabilities or obligations to the Company and its Subsidiaries that continue after the Closing. NEGI’s assets, other than its membership interest in NEG Holding, consist solely of: (i) cash and cash equivalents; (ii) accounts receivable from the Company and its Subsidiaries under operating and management contracts (all of which will be terminated as of the Closing); (iii) a deferred tax asset; and (iv) other assets unrelated to oil and gas operations (including, furniture, computers, leases for office space and office equipment and similar items, but do not include any information technology, software and data relevant to the oil and gas operations of the Company or its Subsidiaries, including NEG Holding, whether or not on such computers, which will be transferred to Buyer).

Section 4.25.  No Additional Representations. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT, THE SELLER PARTIES EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, INCLUDING AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESS OR THE ASSETS OF THE BUSINESS, AND THE SELLER PARTIES SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS OF THE BUSINESS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER AND RIATA

Except as set forth in the Buyer Schedule, Buyer and Riata jointly and severally represent and warrant to Seller as follows:

Section 5.1.  Organization. Each of Riata and Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. Each of Riata and Buyer has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted. Each of Riata and Buyer is duly qualified or licensed to do business and in good standing in each jurisdiction in which such qualification is necessary under applicable Law as a result of the conduct of its business or the ownership or lease of its properties, except where the failure to be so qualified, licensed or in good standing would not prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 5.2.  Authority

(a)  Each of Riata and Buyer has all requisite corporate power and authority to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each of Riata and Buyer of this Agreement and the consummation by them of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of each of Riata and Buyer and no other proceedings on the part of Riata or Buyer are necessary to authorize the execution or delivery of this Agreement or to consummate the transactions contemplated hereby.

(b)  This Agreement has been duly executed and delivered by each of Riata and Buyer and constitutes a valid and legally binding obligation of each of Riata and Buyer, enforceable against each of Riata and Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and the application of general principles of equity (regardless of whether that enforceability is considered in a proceeding at Law or in equity).

Section 5.3.  Non-Contravention

(a)  Neither the execution, delivery and performance by each of Riata and Buyer of this Agreement, nor the consummation by them of the transactions contemplated hereby will (with or without the giving of notice or the passage of time or both):

(1)  conflict with or result in a violation of any provision of the Governing Documents of Riata or Buyer or any of their respective Subsidiaries;

(2)  result in the creation or imposition of any Lien on any of the properties or other assets of Riata or Buyer or any of their respective Subsidiaries;

(3)  (with or without the giving of notice or the passage of time or both) conflict with or result in a violation of any provision of, or constitute a breach of or default under, or give rise to a right to impose any fine or penalty, any right of termination, cancellation, amendment, modification, payment or acceleration, the loss of a material benefit, under any provision of any bond, debenture, note, mortgage, lease, license, franchise, indenture, or any other contract or other instrument or obligation to which Riata or Buyer or any of their respective Subsidiaries is a party or by which it or any of their respective properties may be bound or subject; or

(4)  violate in any material respect any applicable Law binding upon Riata or Buyer or any of their respective Subsidiaries;

other than, in the case of clauses (2), (3) or (4) above, any such event or matter, which, individually or in the aggregate, has not had and would not reasonably be likely to have a Material Adverse Change on Riata.

(b)  Except for any filings required under the 1934 Act or as set forth on Buyer Schedule 5.3(b), no consent, approval, order, or authorization of, or declaration, filing, or registration with, any Governmental Entity or of any third party is required to be obtained or made by Riata or Buyer in connection with the execution, delivery, or performance by Riata or Buyer of this Agreement or the consummation by Riata or Buyer of the transactions contemplated hereby.

Section 5.4.  Capital Structure

(a)  Riata has an authorized capitalization as set forth in the Private Placement Memorandum, and all of the issued and outstanding shares of Riata common stock are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable state, federal and foreign securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from Riata any Riata common stock or other Equity Interest of Riata or any security convertible into, or exercisable or exchangeable for, Riata common stock or any other such Equity Interest, except for such rights as may have been fully satisfied or waived prior to the effectiveness of this Agreement.

(b)  No Equity Interests of Riata are subject to, nor have any been issued in violation of, preemptive rights, preferential rights of subscription or purchase or similar rights.

(c)  Except for 73,559,664 outstanding shares of Riata common stock (including restricted stock) and the rights created by this Agreement and except for the Equity Interests of Riata contemplated to be issued by Riata pursuant to the financing of the transactions contemplated hereby as described in the Private Placement Memorandum (with any changes thereto pursuant to such financing which are made after the date hereof), there are outstanding or in existence:

(1)  no other Equity Interests of Riata; and

(2)  no Equity Interest Equivalents of Riata.

(d)  Except for 5,429,739 Equity Interests and Equity Interest Equivalents reserved for issuance pursuant to Riata’s 2005 stock plan and except for the Equity Interests of Riata contemplated to be issued by Riata pursuant to the financing of the transactions contemplated hereby as described in the Private Placement Memorandum (with any changes thereto pursuant to such financing which are made after the date hereof), no Equity Interests or Equity Interest Equivalents of Riata are reserved for issuance or for any other purpose, and there are no agreements or arrangements providing for the issuance of Equity Interests or Equity Interest Equivalents of Riata.

(e)  There are no issued or outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters pertaining to Riata.

(f)  Except for the Equity Interests contemplated to be issued pursuant to the financing of the transactions contemplated hereby as described in the Private Placement Memorandum (with any changes thereto pursuant to such financing which are made after the date hereof), there are no outstanding obligations of Riata to repurchase, redeem, or otherwise acquire any Equity Interests of Riata.

(g)  The Consideration Shares to be delivered on the Closing Date, (i) have been duly and validly authorized and, when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, (ii) assuming the accuracy of the Seller Parties’ representations and warranties in Article III, will have been issued in compliance with all applicable state, federal and foreign securities laws, and (iii) will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Riata common stock or other Equity Interest from Riata. The Consideration Shares conform to the description of the Riata common stock contained in the Private Placement Memorandum.

(h)  The name of Riata is currently contemplated to be changed to SandRidge Energy, Inc. Riata is the entity referred to as the issuer in the Private Placement Memorandum. Riata will be the issuer of the common stock to be delivered to Seller hereunder, is the issuer of the common stock referred to on Schedule A to the Shareholders Agreement, and will be the issuer of the securities to be issued pursuant to the Private Placement Memorandum.

Section 5.5.  Private Placement Memorandum; Financial Statements.

(a)  Riata’s private placement memorandum for the equity financing of the transactions contemplated hereby (a true, correct and final version of which has been delivered to Seller), excluding the financial statements contained therein (which are addressed in Section 5.5(b) below) and excluding any information relating to the Company or any of its Subsidiaries (the “Private Placement Memorandum”) (excluding the effect of any general disclaimers, risk factors or forward-looking statements, but after taking into account any disclosure in such provisions that are matters of fact), are not materially untrue or incomplete and do not include a materially untrue statement of material fact nor omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading, in each case as of the date hereof (provided that the failure to update financial and accounting information since June 30, 2006 shall not in and of itself be conclusive of the Private Placement Memorandum being materially untrue or incomplete or be deemed to be a material omission).

(b)  The financial statements of Riata contained in the Private Placement Memorandum (excluding any pro forma information) (the “Riata Financial Statements”) (provided that the failure to update financial and accounting information since June 30, 2006 shall not in and of itself be conclusive of such financial statements being materially untrue or incomplete or be deemed to be a material omission) are not materially untrue or incomplete and do not include a materially untrue statement of material fact nor omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading (and have been prepared in all material respects in compliance with GAAP applied on a consistent basis and present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows for Riata and its Subsidiaries), in each case as of the date of such financial statements; other than liabilities adequately reflected or reserved against in the Riata Financial Statements and liabilities incurred in the Ordinary Course of Business since June 30, 2006, there are no liabilities or obligations of any kind, whether accrued, absolute, secured, unsecured, fixed, contingent, or otherwise, of Riata or any of its Subsidiaries which, individually or in aggregate have had, and are reasonably likely to have, a Material Adverse Change on Riata.

Section 5.6.  Absence of Certain Changes or Events. Since June 30, 2006, there has not been a Material Adverse Change with respect to Riata.

Section 5.7.  Proceedings. There are no Proceedings pending or, to Riata’s or Buyer’s Knowledge, threatened, in which Riata or Buyer is a party affecting the execution and delivery of this Agreement by Riata or Buyer or the consummation of the transactions contemplated hereby by Riata or Buyer.

Section 5.8.  Investment Experience. Buyer acknowledges that it can bear the economic risk of its investment in the Interests, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Interest.

Section 5.9.  Restricted Securities. Buyer understands that the Interests will not have been registered pursuant to the Securities Act or any applicable state securities Laws, that the Interests will be characterized as “restricted securities” under federal securities laws, and that under such Laws and applicable regulations the Interests cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

Section 5.10.  Accredited Investor; Investment Intent. Buyer is an accredited investor as defined in Regulation D under the Securities Act. Buyer is acquiring the Interests for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof within the meaning of the Securities Act, except in compliance with applicable federal and state securities Laws.

Section 5.11.  Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Riata or Buyer which the Seller Parties may be obligated to pay.

Section 5.12.  Investment Company Act. Neither Riata nor Buyer is an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 5.13.  No Additional Representations. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT, EACH OF RIATA AND BUYER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, INCLUDING AS TO THE CONDITION, VALUE OR QUALITY OF THEIR RESPECTIVE BUSINESSES OR ASSETS, AND EACH OF RIATA AND BUYER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THEIR RESPECTIVE ASSETS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

Section 5.14.  Acknowledgement by Buyer. Each of Riata and Buyer acknowledges and agrees that: (a) it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of the Company and its Subsidiaries; and (b) it is not relying on any statement or representation made by or on behalf of the Seller Parties except as set forth in this Agreement.

ARTICLE VI
CONDUCT OF COMPANY AND THE SUBSIDIARIES PENDING CLOSING

Section 6.1.  Conduct and Preservation of Business

(a)  Except as expressly provided in this Agreement or except as contemplated by and in furtherance of the Restructuring as described in Section 7.11 or to the extent that Buyer shall otherwise consent in writing, during the period from the date hereof to the Closing, the Company shall, the Seller Parties shall cause the Company to, and the Seller Parties and the Company shall cause each Subsidiary of the Company to:

(1)  (a) conduct its operations in the Ordinary Course of Business and (b) take (or refrain to take) actions affecting Cash and/or Net Working Capital in each case in the Ordinary Course of Business, including, without limitation, collecting accounts receivable and paying accounts payable and satisfying other liabilities and obligations in each case in the Ordinary Course of Business;

(2)  use commercially reasonable efforts consistent with past practice to maintain and to keep their properties and assets in good repair and condition, ordinary wear and tear excepted, in the Ordinary Course of Business; if there is any casualty loss or damage to any properties or assets of the Company or any Subsidiary in excess of $100,000 prior to Closing, to consult with Buyer regarding the replacement or repair of such property or asset;

(3)  use commercially reasonable efforts to keep in full force and effect insurance applicable to it comparable in amount and scope of coverage to that currently maintained;

(4)  use commercially reasonable efforts to (a) keep and maintain accurate books, records and accounts; (b) pay or accrue Taxes, assessments and other governmental charges imposed upon any of its franchises, businesses, income or assets in the Ordinary Course of Business; (c) pay Indebtedness, payables, rentals, royalties, expenses and other liabilities in the Ordinary Course of Business; and

(5)  use commercially reasonable effort to preserve and keep in full force and effect their corporate or other legal existence and rights and franchises.

(b)  Without limiting the generality of the foregoing, except as contemplated by and in furtherance of the Restructuring as described in Section 7.11, and except as otherwise expressly provided in this Agreement, during the period from the date hereof to the Closing, the Company shall not (and the Seller Parties shall cause the Company not to, and the Seller Parties and the Company shall cause each Subsidiary of the Company, not to) take, consent to or allow any of the following actions without the prior written consent of Buyer:

(1)  (i) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or organize, any corporation, limited liability company, partnership, joint venture, trust or other entity or person or any business organization or division thereof or (ii) acquire any rights, assets or properties other than in the Ordinary Course of Business;

(2)  amend or otherwise change the Governance Documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or its Subsidiaries;

(3)  sell, divest, transfer or otherwise dispose of any assets, except regular sales of oil and gas sold from out of the ground or storage tanks or other inventories and supplies in the Ordinary Course of Business; provided, that the Company may (but shall not be required to) also sell, divest, transfer or otherwise dispose of other assets in the Ordinary Course of Business not in excess in the aggregate of $100,000, or such other assets in the Ordinary Course of Business with the consent of Buyer not to be unreasonably withheld; provided, further, that the proceeds to be received from any such sale, divesture, transfer or disposition referred to in the immediately preceding proviso, shall be retained for the benefit of Buyer at Closing and shall not be counted towards the calculation of Net Working Capital or the Cash Amount);

(4)  lease, license, sublicense, mortgage, pledge, encumber or create, incur, assume or cause to be subjected to any Lien (other than Liens securing the Credit Facility and Permitted Encumbrances) on, any of the assets of the Company or its Subsidiaries, except in the Ordinary Course of Business;

(5)  other than to borrow against its existing credit lines for ordinary course working capital purposes (i) incur or modify any Indebtedness or issue any debt securities or any warrants or rights to acquire any debt security, (ii) assume, guarantee or endorse or otherwise become responsible for, the obligations of any Person, (iii) enter into any off-balance sheet financing arrangement or any accounts receivable or payable financing arrangement, or (iv) make any loans, advances or enter into any other financing commitments, including, without limitation, any financing commitments or obligations to Seller or any of its Affiliates (including NEGI) (other than the Company or its Subsidiaries);

(6)  pay, make or declare any dividends or distributions (other than cash tax distributions and cash distributions pursuant to the Operating Agreement of NEG Holding dated May 1, 2001) in respect of any of its Equity Interests;

(7)  issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or authorize the issuance, grant, sale, transfer, deliverance, pledge, promise, disposition or encumbrance of, or alter or modify the terms of rights or obligations under, any Equity Interests, or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire any Equity Interest or any other ownership interest of the Company or any of its Subsidiaries;

(8)  (A) repurchase, redeem, or otherwise acquire any of its Equity Interests or any Equity Interests of any Subsidiary; (B) effect any reorganization or recapitalization; (C) split, combine or reclassify any Equity Interests of the Company or any of its Subsidiaries; or (D) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries;

(9)  (A) take any action with respect to the grant of or increase in any severance or termination pay to any current or former director, executive officer or employee of the Company or any of its Subsidiaries, (B) execute any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any such director, executive officer or employee of the Company or any of its Subsidiaries, (C) adopt or establish any new employee benefit plan or amend in any material respect any existing employee benefit plan, (D) provide any material benefit to a current or former director, executive officer or employee of the Company or any of its Subsidiaries not required by any existing agreement or employee benefit plan, or (E) take any action that would result in any plan, program or agreement violating Section 409A of the Code or provide any employee entitlement to a tax gross−up or similar payment for any excise tax that may be due under Section 409A of the Code;

(10)  amend, modify, or change in any material respect any Company Contract or Oil and Gas Contract, other than in the Ordinary Course of Business;

(11)  change any of the accounting principles or practices used by it, except for any change required by reason of a concurrent change in GAAP and notice of which is given in writing by the Company to Buyer;

(12)  except as required by Law, make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax without the consent of Buyer, which consent shall not be unreasonably withheld or delayed; or

(13)  agree in writing or otherwise to take any of the actions described in this Section 6.1(b).

ARTICLE VII
ADDITIONAL AGREEMENTS OF THE PARTIES

Section 7.1.  Access.

(a)  In order for Buyer and Seller to conduct their respective business, accounting and legal due diligence review of each other (the “Due Diligence”), Seller and Buyer agree to provide each other with reasonable cooperation and access, for a period from the date hereof until the termination of this Agreement, to all of their and their Subsidiaries’ respective, and in the case of Seller, to the Company’s and the Company’s Subsidiaries’ respective, properties, offices, books and records (including bankruptcy records), abstracts of title, title opinions, title files, ownership maps, lease files, assignments, division orders, production, drilling and imbalance reports, operating records and agreements, well files, financial and accounting records (including SEC correspondence), geological, geophysical and engineering records, contracts, commitments and such financial information (including work papers), operating data, and all other information concerning their businesses, properties, personnel, representatives, landlords/sublandlords, tenants, licensees and franchisees as Buyer or Seller, as the case may be, may request. Buyer and Seller and their respective Subsidiaries will (and Seller will cause the Company and its Subsidiaries to) provide each other with reasonable access and cooperation as necessary to facilitate their respective ongoing Due Diligence, including access to, among other persons, management, Representatives and customers; provided, however, that only management of Buyer or Seller (or the Company and its Subsidiaries) may be contacted and any contact of such other persons will be coordinated through a member of management of Buyer or Seller or the Company, as applicable, provided, that the Representatives, personnel and customers of Buyer or Seller (or the Company and its Subsidiaries), as the case may be, may be contacted by the other party in the Ordinary Course of Business consistent with past practice. Notwithstanding the foregoing, Buyer and Seller will cooperate to limit their respective reviews so as to avoid (i) issues under applicable antitrust rules, regulations and interpretations and (ii) any conflicts with the provisions of any confidentiality agreements, license agreements or other restrictive agreements with third parties; provided, that the disclosing party will take such specific actions as are reasonably requested by the recipient and, at the recipient’s expense if such additional fees to such third parties are required, seek to enter into arrangements or obtain waivers or consents that would permit the provision of information without any such limitations. It is a condition of the obligations set forth in this Section 7.1 (with respect to both Buyer and Seller) that in requesting information and assistance under this Section 7.1, the requesting party shall act in a commercially reasonable manner, including, without limitation, with respect to the amount of data and timing of responses requested by the requesting party, and in determining whether the obligations set forth in this Section 7.1 have been satisfied, and in determining whether such parties acted reasonably or in a commercially reasonable manner, such parties shall not be required to “drop everything” or ignore their existing responsibilities to conduct their business and comply with their SEC or other reporting obligations.

(b)  The Confidentiality Agreement will remain in full force and effect (it being understood and agreed that the obligations of the Seller Parties under the Confidentiality Agreement only apply to confidential information concerning Riata and its Subsidiaries (excluding the Company and its Subsidiaries) and not to confidential information with respect to the Company, NEGI, the Seller Parties or their respective Subsidiaries).

Section 7.2.  Cooperation and Governmental Consents

(a)  Each party hereto agrees to cooperate with each other and to use commercially reasonable efforts to cause all of the conditions precedent to Closing (other than the condition specified in Sections 8.2(k) and 8.2(l), the satisfaction of which shall be in Buyer’s sole and absolute discretion) to be satisfied as promptly as practicable; provided, that no party shall be obligated to pay any amounts to obtain any Consents as contemplated in Section 7.13. In addition, promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Entities such applications for Consents as are necessary in order to consummate the transactions contemplated by this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b)  The parties acknowledge that, the Seller Parties and Riata have each filed with the U.S. Federal Trade Commission the pre-merger notification form required pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”) with respect to the transaction contemplated hereby, together with a request for early termination of the waiting period under the HSR Act, which request was granted on September 26, 2006.

Section 7.3.  Notice of Litigation. Until the Closing, (A) Buyer, upon learning of the same, shall promptly notify the Seller of any Proceeding which is commenced or threatened against Buyer or any Affiliate thereof and which affects this Agreement or the transactions contemplated hereby and (B) the Seller Parties and the Company, upon learning of the same, shall promptly notify Buyer of any Proceeding which is commenced or threatened against any Seller Party, the Company or any Affiliate (including NEGI) thereof and which affects this Agreement or the transactions contemplated hereby and any Proceeding which is commenced or threatened against the Company or any of its Subsidiaries and which would have been listed on Company Schedule 4.9(a) if such Proceeding had arisen prior to the date hereof.

Section 7.4.  Notification of Certain Matters. Between the date of this Agreement and the Closing Date, Seller will promptly notify Buyer in writing if any Seller Party, the Company or any Subsidiary becomes aware of any fact or condition that causes or constitutes a breach of any of the Seller Parties’ or the Company’s representations and warranties, or if any Seller Party, the Company or any Subsidiary of the Company becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty. Seller will give prompt written notice to Buyer of the failure of any Seller Party or the Company to comply with or satisfy in any material respect any covenant, condition, or Contract to be complied with or satisfied by such hereunder. The Seller Parties shall, and the Seller Parties shall cause the Company to, and the Seller Parties and the Company shall cause each Subsidiary of the Company to, use its commercially reasonable efforts to cure, before Closing, any such breach or failure described in this Section 7.4; provided, that no party shall be obligated to pay any amounts to obtain any Consents as contemplated in Section 7.13. No such notification shall affect the representations or warranties of the Seller Parties or the Company, or the conditions to Buyer’s obligations hereunder.

Section 7.5.  Resignation of Directors. Each of the Seller Parties and the Company shall, and the Seller Parties shall cause the Company to, and the Seller Parties and the Company shall cause each Subsidiary of the Company to, cause the directors of the Company and its Subsidiaries to deliver their written resignations to Buyer, which resignations shall be effective at the Closing and shall be in form and substance satisfactory to Buyer.

Section 7.6.  Cooperation with Financing. The Seller Parties shall, and shall cause the Company and its Subsidiaries and its and their respective Representatives to use their commercially reasonable efforts to provide (subject to customary confidentiality agreements) and will request that the Company’s auditors and reserve engineers provide (at Buyer’s expense), reasonably necessary cooperation on a timely basis in connection with the arrangement of the Buyer’s equity and debt financing for the transactions contemplated hereby, including furnishing Buyer and its financing sources with timely financial information regarding the Company and the Company’s Subsidiaries as shall be requested by Buyer (and including, with respect to any audited financial statements and engineering reserve reports, any consents to use the reports of the Company’s auditors and engineers thereon). In addition, the Seller Parties shall request, and shall cause the Company and its Subsidiaries to request the management of the Company to use their commercially reasonable efforts (i) to meet with investors in presentations, meetings, road shows and due diligence sessions, (ii) to provide timely assistance by providing information in connection with Buyer’s preparation of pro forma business projections, offering memorandum and similar materials (each of which shall be the sole responsibility of Buyer to prepare and approve) (provided that, it is intended that any such forward-looking financial information, if included in materials provided to potential financing parties, will either be subject to a confidentiality agreement or be a part of consolidated information of Buyer (but without identifying the components thereof attributable to the Company or identifying the Company as the source thereof), and in any case, will not be included in the offering memorandum prepared in connection with the financing), and (iii) otherwise cooperate with the marketing efforts of Buyer for any of Buyer’s equity and debt financing for the transactions contemplated hereby. It is a condition of the obligations set forth in this Section 7.6 that in requesting information and assistance under this Section 7.6, Buyer shall act in a commercially reasonable manner, including, without limitation, with respect to the amount of data and timing of responses requested by Buyer, and in determining whether the obligations set forth in this Section 7.6 have been satisfied, and in determining whether such parties acted reasonably or in a commercially reasonable manner, such parties shall not be required to “drop everything” or ignore their existing responsibilities to conduct their business and comply with their SEC or other reporting obligations. In addition, neither the Seller Parties, the Company, nor their Affiliates will have any liability to Buyer, its financing sources or otherwise should Buyer fail to secure adequate financing to close the transactions contemplated hereby.

Buyer shall indemnify the Seller Parties, Seller’s Subsidiaries and the directors and officers of the Seller Parties and Seller’s Subsidiaries for any claims, liabilities and related expenses relating to Buyer’s equity and debt offerings pursuant to the transactions contemplated hereby (other than any such claims, liabilities and related expenses arising solely from information provided by such parties in writing and expressly approved by such parties in writing for use in a prospectus or offering memorandum). None of the Seller Parties will be obligated to execute agreements with underwriters or purchasers in the Buyer’s equity and debt offerings pursuant to the transactions contemplated hereby or be responsible for any representations or indemnification thereto.

Section 7.7.  Taxes

(a)  Responsibility for Taxes.

(1)  The Seller Parties shall jointly and severally be responsible for:

(i)  any and all liability for Taxes with respect to any taxable period of the Company or any of its Subsidiaries (or any predecessors) ending on or before the effective time of the Closing and the portion through the end of the effective time of the Closing for any Straddle Period (as defined below) that includes (but does not end at) the effective time of the Closing (each such taxable period or partial period, a “Pre-Closing Tax Period”) except to the extent such Taxes are reflected as an accrued Tax liability in the calculation of Final Net Working Capital and have been taken into account in determining the Base Cash Purchase Price adjustments pursuant to Section 1.3;

(ii)  any and all liability for Taxes (as a result of Treasury Regulation Section 1.1502-6 or otherwise) of the Seller Parties or any other person (other than Company or any of its Subsidiaries) with whom Company or any of its Subsidiaries otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary Tax Return prior to the effective time of the Closing, other than any and all liabilities for income Taxes and franchise or other Taxes based on income for which the Company and its Subsidiaries are liable for periods prior to the effective time of the Closing to the extent resulting from the Company or any of its Subsidiaries joining (or ever being required to join) in filing any consolidated, combined or unitary tax returns, with any of the Seller Parties or their Affiliates (including NEGI, but excluding the Company and its Subsidiaries) all of which are addressed solely in Section 9.2(i)(B);

(iii)  any and all liability for Taxes with respect to either the Company or any of its Subsidiaries (except for the Galveston Subsidiaries) being taxed as a corporation for federal income tax purposes; and

(iv)  any and all liability for Taxes as a result of either the Company or any of its Subsidiaries being party to or having any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or similar agreement.

(2)  (2)Buyer shall be responsible for (without any right to be reimbursed by the Seller Parties whether under Article IX or otherwise): (i) all Taxes imposed on Buyer or the Company or any of its Subsidiaries, or for which Buyer or the Company or any of its Subsidiaries may otherwise be liable, for any taxable year or period or portion thereof that begins after the effective time of the Closing; (ii) the portion of all Taxes imposed on Buyer or the Company or any of its Subsidiaries, or for which Buyer or the Company or any of its Subsidiaries may otherwise be liable, for the Straddle Period, to the extent that such Taxes are attributable to the year or period or portion thereof beginning after the effective time of the Closing as provided in Section 7.7(a)(3); and (iii) any Taxes imposed on the Seller Parties or the Company or any of its Subsidiaries or their successors resulting from any transaction or action engaged in (or election made) by Buyer, the Company or any of its Subsidiaries occurring after the effective time of the Closing.

(3)  For purposes of Section 7.7(a)(1) and Section 7.7(a)(2), whenever it is necessary to determine the responsibility for Taxes of the Seller Parties or Buyer, the Company or any of its Subsidiaries in respect of the operations of the Company or any of its Subsidiaries for a taxable period that begins before and ends after the effective time of the Closing (a “Straddle Period”), the determination of such Taxes including, without limitation Texas franchise Tax for the portion of the Straddle Period ending on and including the effective time of the Closing, and the portion of the Straddle Period beginning after, the effective time of the Closing will be determined by assuming that the Straddle Period consisted of two (2) taxable years or periods, one which ended at the effective time of the Closing and the other which began immediately after the effective time of the Closing using a “closing of the books method”; provided, however, that real and personal property Taxes and similar Taxes will be apportioned between such taxable periods on a daily basis. For the purposes of this paragraph, Buyer and the Seller Parties acknowledge that any and all liability for Texas franchise Tax will be determined using a “closing of the books” method and any Texas franchise Tax on earned surplus will be treated as an income tax attributable to the period the income is earned and not allocated to the privilege period to which it relates. Any Texas franchise Tax on taxable capital will be attributable to the period the capital is determined if it exceeds the earned surplus portion of the Texas franchise Tax allocated to the Straddle Period.

(4)  If the Seller Parties are liable pursuant to this Section 7.7(a) for any Taxes due and to be paid by Buyer, the Company or any of its Subsidiaries or any of the Buyer Indemnified Persons, the Seller Parties shall pay to Buyer, or if Buyer is liable pursuant to this Section 7.7(a) for any Taxes due and to be paid by the Seller Parties or any of its Affiliates, Buyer shall pay to the Seller Parties, as applicable, at least five (5) days prior to the date on which such Taxes are due and payable an amount equal to the Taxes for which the Seller Parties are liable, or the Taxes for which Buyer is liable, as applicable. In the event that any refund of Taxes is received by Buyer or the Company or any of its Subsidiaries in respect of the Pre-Closing Tax Period, the Buyer or the Company or any of its Subsidiaries shall pay or cause to be paid to the Seller Parties an amount equal to such refund plus any interest earned on such refund, less any expenses incurred by Buyer or the Company, within fifteen (15) days after receipt of such refund by the Buyer or the Company or any of its Subsidiaries; provided, that Buyer shall not be required to pay over to the Seller Parties any such refund to the extent such refund is properly reflected in the calculation of Final Net Working Capital and has been taken into account in determining the Purchase Price adjustments pursuant to Section 1.3.

(b)  Responsibility for Filing Tax Returns

(c)  . Buyer shall prepare or cause to be prepared, and file or cause to be filed (in a manner consistent with past practices) with the appropriate Tax authority all Tax Returns required to be filed after the Closing, and shall pay all Taxes due with respect to such Tax Returns; provided, that the Seller Parties shall reimburse Buyer (in accordance with the procedures set forth in Sections 7.7(a)(4)) for any amount owed by the Seller Parties pursuant to Sections 7.7(a)(1) and 7.7(a)(3) with respect to the taxable periods covered by such Tax Returns. Notwithstanding the foregoing, the Seller Parties shall prepare or cause to be prepared and file or cause to be filed with the appropriate Tax authority all federal, state, and local partnership Tax Returns of NEG Holding with respect to Tax periods ending on or before the effective time of the Closing. At least thirty (30) days prior to the due date for the filing of any such Tax Return, the Buyer shall provide a copy of such Tax Return to the Seller Parties for their review. The Seller Parties shall have the right to review such Tax Returns prior to the filing of such Tax Returns and, within ten days after the date of receipt by the Seller Parties of any such Tax Returns, to request in writing any reasonable changes to such Tax Returns. The Seller Parties and Buyer agree to consult and resolve in good faith any issue arising as a result of the review of such Tax Returns and mutually to consent to the filing as promptly as possible of such Tax Returns. In the event the parties are unable to resolve any dispute within ten days after Buyer has received the Seller Parties’ written request for changes, then any disputed issues shall be immediately submitted to an Arbiter selected pursuant to the procedure set forth in Section 1.3(c) to resolve in a final binding matter prior to the due date for such Tax Returns. The fees and expenses of the Arbiter shall be shared equally between the Sellers Parties and Buyer. Fees for preparation of Tax Returns described in this paragraph Section 7.7(b)(1) shall be borne by the Buyer.

(c)  Cooperation. The Buyer and the Seller Parties shall, and the Buyer shall cause the Company to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of all Tax Returns and any audit, litigation, or other proceeding with respect to Taxes. Such cooperation shall include prompt notices to each party to this Agreement of any audit, investigation, or inquiry by any Governmental Entity as to any such Tax Return reflecting activity of the Company on or before the date of this Agreement. Such cooperation also shall include the retention and (upon the request of any other party) the provision of records and information that are reasonably relevant to any Tax Return of the Company, audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer agrees (i) to retain all books and records with respect to Taxes or Tax matters pertinent to the Company relating to any taxable period beginning before the date of this Agreement until the expiration of the statute of limitations (and any extension thereof) of the respective taxable periods, and (ii) to give the Seller Parties reasonable written notice before transferring, destroying, or discarding any such books and records.

(d)  Purchase Price Allocation. Within thirty (30) days following the receipt by Seller of the Final Net Working Capital and the Final Cash Amount from Buyer, or such later time as mutually agreed by Seller and Buyer, Seller shall prepare and provide to Buyer for review and comment a draft schedule for income Tax purposes allocating the Base Cash Purchase Price, the applicable liabilities of the Company and the Subsidiaries (other than the Galveston Subsidiaries), and any other relevant items including the Consideration Shares (collectively, the “Purchase Price”) among (i) the interests in the Subsidiaries and (ii) the assets of the Subsidiaries (other than the Galveston Subsidiaries) (the “Purchase Price Allocation”). Buyer shall provide Seller with written comments, if any, to the draft Purchase Price Allocation within thirty (30) days of receipt by Buyer. Seller and Buyer shall cooperate in good faith to resolve any differences and agree upon the final Purchase Price Allocation. The parties hereto shall use the Purchase Price Allocation for all reporting purposes with respect to federal, state and local Taxes. The parties shall cooperate in connection with the preparation of, and shall timely file, any forms required to be filed under Section 1060 of the Code and any corresponding provision of state or local Tax law. Each of the parties agrees to prepare and file all Tax Returns (including, without limitation, for purposes of Section 1060 of the Code) in accordance with and based upon the Purchase Price Allocation. Buyer and Seller shall promptly inform one another of any challenge by any Governmental Entity to the Purchase Price Allocation and shall consult and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

(e)  Termination of Tax-Sharing Agreement

(f)  After the Closing, this Section 7.7 shall supersede any and all Tax-sharing or similar agreements to which any of the Company and its Subsidiaries are parties. Neither the Company nor its Subsidiaries shall have any obligation or right with respect to any such prior agreement after the Closing.

(f)  Tax Elections

(g)  At the request of Buyer, and to the extent possible, the Seller will make, and will cause the Company and its Subsidiaries to make, Tax elections under Section 754 of the Code with respect to the Tax period ending on the effective time of the Closing.

Section 7.8.  Fees and Expenses

(a)  All fees and expenses incurred in connection with this Agreement by the Company and its Subsidiaries and the Seller Parties, including professional expenses such as financial advisor, legal, accounting and engineering, in connection with the negotiation, preparation, execution and delivery of this Agreement prior to the Closing Date and the consummation of the transactions on or before the Closing will be borne by and paid by the Seller Parties.

(b)  All expenses incurred in connection with this Agreement by Buyer will be borne by and paid by Buyer, regardless of whether or not the transactions contemplated hereby are consummated.

(c)  Notwithstanding Sections 7.8(a) and 7.8(b), any transfer taxes resulting from Seller’s transfer of the Interests to Buyer shall be split equally by Buyer and Seller.

Section 7.9.  Publicity. Except as may be required by law, regulation or legal process and disclosures necessary in connection with financing transactions by Buyer or any of its related entities, neither Buyer nor any Seller Party, nor any of their respective Affiliates, will issue any press release or make any public statement regarding the transactions contemplated hereby before the Closing.

Section 7.10.  Books and Records. Buyer will be entitled to (and the Seller Parties and their Affiliates (including NEGI) shall not retain nor make copies of) the originals of all books and records of the Company and its Subsidiaries, including those books and records identified as Tax records, other than books and records relating or relevant to federal, state or local partnership income and franchise Tax Returns of NEG Holding, the originals of which will be retained by Seller. The Seller Parties will be entitled, at the Seller Parties’ expense, to copies of all of Tax records transferred to Buyer, for a period of six years following the Closing. Buyer will preserve the books and records of the Company and its Subsidiaries for a period of six years following the Closing and will allow the Seller Parties (or their representatives, consultants and advisors) reasonable access at reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of the Company and its Subsidiaries, to such records for purposes reasonably related to Seller’s ownership of the Interests or the performance by Seller of its obligations, and the enforcement by it of its rights, hereunder or the SEC reporting, tax, litigation, legal or regulatory obligations and/or financial disclosure obligations of the Seller Parties. If Buyer desires to dispose of any such records prior to the expiration of the six-year period referenced above, Buyer shall provide notice of same to Seller, and Seller shall have a period of 10 Business Days to deliver written notice to Buyer that Seller elects to have such records delivered to it (at Seller’s expense). If Seller fails to deliver such notice within the 10-day period referenced above, Buyer shall have the right to dispose of the subject records Notwithstanding anything to the contrary in this Agreement, the Seller Parties shall not be given access to any competitively sensitive information; provided, however, it being understood that financial statements and information and records necessary for the preparation of financial statements are deemed not to be competitively sensitive information. Notwithstanding the foregoing, the parties acknowledge and agree that each of NEGI, AREP, the Seller Parties and their affiliates (the “Covered Parties”) will continue following the Closing to be a public company and will continue to make SEC statements and filings and will need to prepare financial statements and have such financial statements audited and that the Buyer will therefore be required to either provide or allow the Covered Parties to make (at their expense) copies of such documents that will reasonably permit those activities to occur or the kind of reasonable access at the offices of Buyer (or wherever such documents are located) that would be necessary to reasonably permit those statements or filings to be made and audited in a professional manner and that this may require employees or agents of the Covered Parties sitting in the Buyer’s offices for reasonably extended periods of time to reasonably conduct such activities. In addition, to the extent that independent accounting firms typically copy records in connection with an audit, then the Covered Parties’ independent accounting firm will be permitted to make such copies as is consistent with their normal practice.

Section 7.11.  Restructuring; Seismic Data Licenses. (a) Prior to or contemporaneously with the Closing, Seller will, or will cause the Company to (or will cause NEG Holding to), at Seller’s expense (subject to Section 7.11(b) and Section 7.11(c)), (i) exercise its redemption/call right provided in section 5.4 of the Operating Agreement of NEG Holding, dated May 1, 2001 (or achieve the same result through another mechanism); (ii) distribute (A) the Company’s 50.01% common stock interest of NEGI (the “Stock”) to Seller or its other Affiliates and (B) the $148.6 million NEGI 10.75% senior notes due 2006 (extended maturity to October 31, 2007) held by the Company (the “Note”) to Seller or its other Affiliates, such that the Company will own 100% of the membership interests in NEG Holding and all of NEGI’s rights, title and interests in all information technology, software and data relevant to the oil and gas operations of the Company and its Subsidiaries (including NEG Holding); (iii) fully pay, discharge, settle or satisfy all Indebtedness and any other obligations owed by the Company or any of its Subsidiaries to NEGI or any Affiliate of NEGI (other than the Company or any of its Subsidiaries) and elimination of all guarantees or other similar obligations by the Company or any of its Subsidiaries to NEGI or any Affiliate of NEGI (other than the Company or any of its Subsidiaries) or for the benefit of NEGI or any Affiliate of NEGI (other than the Company or any of its Subsidiaries), including without limitation any obligation to make distributions to NEGI pursuant to the Operating Agreement of NEG Holding; (iv) terminate the Management Agreements with NEGI without any further obligation of the Company or any of the Subsidiaries after the Closing; (v) provide an assignment to the Company, or acknowledgement of the redemption, of all of the Equity Interest in NEG Holding owned by NEGI; (vi) cause the Merger Agreement to terminate prior to or simultaneously with the Closing without any liability to the Company or any of its Subsidiaries following the Closing; and (vii) cause the Seller Parties to pay or assume the $2.7 million payable due under the tax sharing arrangement between National Onshore L.P. and Starfire Holding Corp.; and (viii) (A) have contributed the $132.3 million note and accrued interest (the “Mizuho Note”) due from NEG Operating LLC, a Delaware limited liability company (“NEG Operating”) to a newly-formed entity NEG Oil & Gas Sub LLC, a Delaware limited liability company ("NEG Sub") in exchange for a 99% interest in NEG Sub, (B) cause the Company to distribute its 99% interest in NEG Sub to Seller; (C) cause NEG Holding to assume the Mizuho Note from NEG Operating; (D) consummate the Company’s assumption of the Mizuho Note from NEG Holding; and (E) consummate the Seller’s assumption of the Mizuho Note from the Company (clauses (i) through (viii), collectively, the “Restructuring”).

(b) Notwithstanding anything to the contrary in this Agreement (including Section 7.13), (i) the seismic data licenses which are not identified on Buyer Schedule 7.11(b) (the “Excluded Licenses”) shall not be renewed pursuant to the transactions contemplated hereby, and the Seller Parties shall indemnify the Buyer, the Company and the Company’s Subsidiaries against any liabilities arising out of the Excluded Licenses (other than those liabilities arising from Buyer’s use of any data covered by such licenses following the Closing), (ii) the Seller Parties shall pay for and indemnify the Buyer, the Company and the Company’s Subsidiaries against all transfer and renewal fees existing in the period prior to the Closing with respect to the seismic data licenses which are identified on Buyer Schedule 7.11(b) (the “Included Licenses”) which remain unpaid as of the Closing and (iii) the Buyer shall pay for all transfer and renewal fees with respect to the Included Licenses arising out of (x) transferring the same from NEGI to the Company or (y) the change of control of the Company pursuant to the transactions contemplated hereby; provided, however, that the parties shall cooperate to reduce the fees referred to in clauses (ii) and (iii) and, if the parties are successful in reducing such fees, the benefits of any such reduction shall be shared equally between the Seller and the Buyer.

(c) With respect to the transfer of NEGI's right, title and interest in the information technology, software and data to the Company contemplated in clause (ii) of Section 7.11(a): (i) the Seller Parties shall only be required to cause the transfer of such information technology, software and data as requested from time to time by Buyer to be transferred, (ii) such transfers may be effected after the Closing and the parties hereto shall cooperate to effect such transfers in a manner reasonably satisfactory to Buyer, and (iii) Buyer shall pay the costs of such transfer.

Section 7.12.  Credit Facility. Unless the Credit Facility is paid off by Buyer at the Closing, Buyer shall obtain consents, waivers and/or amendments from the lenders under the Credit Facility in order to permit the following: (i) the waiver of the change of control provision arising out of the transactions contemplated hereby, (ii) the termination or assumption by the Seller Parties of any outstanding Hedges, (iii) the release of the Stock and the Note from pledges for distribution to Seller; and (iv) the distribution of the Stock and the Note and any excess cash to Seller contemplated herein. Buyer will either obtain such required consents, together with any other consents under the Credit Facility required in order to consummate the Restructuring and the other transactions contemplated herein, or pay off all amounts outstanding under the Credit Facility at Closing.

Section 7.13.  Third Party Consents. Other than as provided pursuant to Section 7.12, after the date hereof and prior to the Closing, each of the Seller Parties and the Company shall, and the Seller Parties shall cause the Company to, and each of the Seller Parties and the Company shall cause each Subsidiary of the Company to, use its commercially reasonable efforts to promptly obtain the Consent from any party to a Company Contract or Oil and Gas Contract identified on Company Schedule 4.5(b) as requiring the Consent of another party thereto; provided, however, that no such party shall be obligated to pay any amounts to obtain any such Consents.

Section 7.14.  Exclusivity. From the date hereof until the termination of this Agreement (such period, the “Exclusivity Period”):

(a)  none of the Parents, Seller, the Company, the Company’s Subsidiaries (including for purposes of this Agreement, NEG Holding, of which the Company is the managing member), or any of their respective (i) directors, officers or Affiliates or (ii) advisors, investment bankers, financial advisors, attorneys, accountants, consultants, agents or employees, but only in the case of clause (ii) if and to the extent authorized to act on the behalf of the foregoing for the following purposes (collectively, “Representatives”) shall directly or indirectly, (A) initiate, solicit, invite or facilitate any inquiry, proposal or offer concerning the merger or sale of any of the assets of or equity interests in (whether by way of a single or series of direct purchases, mergers, or consolidations or otherwise) the Company or any of its Subsidiaries, other than the sale of assets in the Ordinary Course of Business (any such inquires, or alternative offer or proposal, a “Competing Proposal”) or (B) engage or participate in any negotiations or discussions concerning (it being understood that a discussion consisting of a rejection of negotiations or discussions or a referral to someone else who provides such a rejection shall not be a violation of this Section 7.14(a)), or provide access to its properties, books and records or any nonpublic information or data to, any person in connection with, any Competing Proposal, or execute or enter into any agreement, understanding or letter of intent with respect to, or accept, any Competing Proposal, in each case other than the transactions expressly contemplated or permitted herein;

(b)  the Parents, Seller, the Company, the Company’s Subsidiaries and their respective Representatives shall cease and terminate any and all discussions, negotiations and any provision of access to their properties, books and records, nonpublic information or data, with any person regarding any Competing Proposal (and shall promptly provide written notice to Buyer of receipt of any bona fide written Competing Proposal of which any of Carl Icahn, Keith Meister, Vincent Intrieri, Bob Alexander, Randy Cooley or Phil Devlin is aware, and the material terms and conditions thereof);

(c)  the Parents, Seller, the Company and their Subsidiaries and Representatives shall instruct NEGI and NEGI’s employees, in their capacity as managers of the Company or its Subsidiaries (and only to the extent that NEGI and such NEGI employees possess or have access to confidential or non-public information of, or participate in the management of, the Company or its Subsidiaries (“NEGI’s Relevant Employees”), and the Parents, Seller, the Company and their Subsidiaries shall use their commercially reasonable efforts, consistent with applicable Laws, to cause NEGI and NEGI’s Relevant Employees: (i) not to provide access to any such confidential or nonpublic information or data to, any person in connection with any Competing Proposal; and (ii) to cease and terminate any and all provision of access to such confidential or nonpublic information or data, with any person regarding any Competing Proposal; and

(d)  the Parents and Seller shall, and shall cause the Company, the Company’s Subsidiaries and their respective Representatives (i) to take affirmative action to prevent any registration statements of NEG, Inc., the Company or any of the Company’s Subsidiaries filed with the SEC prior to the date hereof that are not yet effective, from being amended or becoming effective (provided, however, that Seller shall not be required to withdraw any such registration statements and shall not be prohibited from making any amendments thereto required by the SEC in order to avoid the forced involuntary withdrawal of such registration statements by the SEC); (ii) not to file any such registration statements or similar forms or register any securities with respect to NEG, Inc. the Company or any of the Company’s Subsidiaries with the SEC; provided, that the foregoing shall not apply to NEGI; and (iii) to cease all actions in furtherance of marketing or completing the initial public offering of NEG, Inc., the Company or any of the Company’ Subsidiaries or making effective any registration statements, provided, that nothing in this clause (iii) will limit Seller’s right to continue internal preparation and discussions with its Representatives with respect to such registration statements so long as such actions are kept confidential.

Section 7.15.  Affiliate Transactions. The Seller Parties and the Company shall terminate all Indebtedness, guarantees, obligations and liabilities of the Company or its Subsidiaries to, or on behalf of, the Seller Parties or their Affiliates (other than the Company and its Subsidiaries) (and prior to the Closing Seller shall deliver to Buyer legally binding documentation evidencing the completion of such termination), and there shall not exist any such remaining Indebtedness, guarantee, obligation or liability of the Company or any of its Subsidiaries after the Closing to, or on behalf of, the Seller Parties or their Affiliates (other than obligations of the Company and its Subsidiaries solely to or among one another). In addition, the Seller Parties and the Company shall comply with this Section 7.15 in a manner that does not result in any Tax obligations or liabilities to the Company or its Subsidiaries following the Closing. For purposes of this Section 7.15, “Affiliate” shall be deemed to include NEGI.

Section 7.16.  Indebtedness. The Seller Parties shall ensure that the aggregate Indebtedness of the Company and its Subsidiaries on the Closing Date shall not exceed $300 million (and shall consist only of Indebtedness under the Credit Facility). If such aggregate Indebtedness on the Closing Date exceeds $300 million, prior to the Closing, the Seller Parties shall cause the Company to use Cash to reduce the amount of such aggregate Indebtedness to $300 million (and, if the Company does not have sufficient Cash to do so, the Seller Parties shall contribute to the Company such sufficient Cash). For the avoidance of doubt, the letters of credit issued under the Credit Facility shall constitute Indebtedness.

Section 7.17.  Hedge Transactions. At or before Closing, the Seller Parties shall cause the termination or assumption by Seller of all outstanding Hedges at no cost to the Company or any of its Subsidiaries following the Closing and the Seller Parties shall retain all liabilities and obligations (or positive benefits and value) relating to all outstanding Hedges.

Section 7.18.  Insurance. From and after the Closing Date, the Seller Parties shall take such actions as are reasonably requested by Buyer in writing,, subject to the terms of the Seller Insurance Policies (as hereinafter defined), to retain the right to make claims and receive recoveries for the benefit of the Company and its Subsidiaries, as well as for the benefit of the Seller Parties and their Affiliates (including NEGI), under any insurance policies maintained at any time prior to the Closing Date by the Seller Parties and their Affiliates (including NEGI) and their predecessors (collectively, the “Seller Insurance Policies”), covering any loss, liability, claim, damage or expense relating to the assets, business, operations, conduct, products and employees (including former employees) of the Company, its Subsidiaries and their respective predecessors that relates to or arises out of occurrences prior to the Closing. The Seller Parties shall take such actions as are reasonably requested by Buyer in writing so that the Company and its Subsidiaries shall have the right, power and authority in their own name or in the name of the Seller Parties and their Affiliates (including NEGI) to make directly any claims under the Seller Insurance Policies and to receive directly recoveries thereunder.

Section 7.19. (a)  Employees. The parties hereto acknowledge that Buyer shall have the right, but not the obligation, to offer employment to any or all employees of NEGI. Buyer shall not be responsible for any obligations to NEGI’s employees, and NEGI shall retain all liabilities and obligations to such employees, including all employee severance obligations.

(b) If Randy Cooley and Phil Devlin become employees of Buyer, Buyer will permit each such individual to spend up to 5 hours per week until March 31, 2007 to consult AREP and NEGI on the preparation of financial information and SEC disclosure, including AREP’s Form 10-K for the year ended December 31, 2006. AREP shall compensate Buyer for any such consultation at the rate of $200 per hour per individual.

(c) Prior to the Closing, the Seller Parties shall cause the termination of the Panaco ESOP and shall cause Panaco to indemnify the trustee of the Panaco ESOP. Following the Closing, the Seller Parties will work with the trustee to cause distributions to be made from the Panaco ESOP and to make all filings necessary in connection with the termination of the Panaco ESOP and Riata will reasonably cooperate with the Seller Parties in connection therewith.

Section 7.20.  NEG Operating Agreement. The Company agrees that it shall not amend, modify or otherwise repeal section 4.5 of the Operating Agreement of NEG Holding, or any similar provision in any Governing Document of the Company or any of its Subsidiaries, for a period of six years after the Closing in any manner that would adversely affect the rights thereunder of the individuals referred to in such section 4.5.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS OF THE PARTIES; TERMINATION

Section 8.1.  Conditions to Obligations of the Seller Parties and the Company. The obligations of the Seller Parties and the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing of each of the following conditions:

(a)  (i)(A) Each of the Fundamental Buyer Representations (as defined in Section 9.1) shall be true and correct in all material respects and (B) the representations and warranties of Buyer contained in Section 5.6 (Absence of Certain Changes or Events) shall be true and correct in all respects, in each case with respect to clauses (A) and (B), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and (ii) all other representations and warranties of Buyer contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Change set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and except, in the case of this clause (ii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Change with respect to Buyer;

(b)  Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing;

(c)  Seller and the Company shall have received a certificate executed by the Chief Executive Officer of Buyer dated the Closing Date, representing and certifying that the conditions set forth in Sections 8.1(a) and (b) have been satisfied; provided, that Buyer may include in such certificate such exceptions and qualifications as it may deem to be appropriate, it being understood and agreed that if such certificate contains any exceptions or qualifications not contemplated by Sections 8.1(a) and (b), such certificate shall cause the condition set forth in this Section 8.1(c) to be not satisfied; provided, further, that any such exceptions or qualifications (so long as accurate and complete) in such certificate which reflect developments after the date hereof shall not constitute a breach of this Agreement (including for purposes of Article IX) but any other such exceptions or qualifications shall constitute a breach of this Agreement (including for purposes of Article IX);

(d)  No order, writ, injunction or decree shall have been entered and be in effect by any court or any Governmental Entity of competent jurisdiction, and no statute, rule, regulation or other requirement shall have been promulgated or enacted and be in effect, that on a temporary or permanent basis restrains, enjoins or invalidates the transactions contemplated hereby;

(e)  All documents, instruments, certificates or other items required to be delivered by Buyer pursuant to Section 2.3 shall have been delivered; and

(f)  Since June 30, 2006, there shall not have occurred a Material Adverse Change with respect to Buyer.

Section 8.2.  Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

(a)  (i)(A) Each of the Fundamental Seller Representations (as defined in Section 9.1) shall be true and correct in all material respects and (B) the representations and warranties of the Seller Parties contained in Section 4.8(a) (Absence of Certain Changes or Events) shall be true and correct in all respects, in each case with respect to clauses (A) and (B), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and (ii) all other representations and warranties of the Seller Parties contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Change set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and except, in the case of this clause (ii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Change with respect to the Seller or the Company.

(b)  Each of the Seller Parties and the Company shall have performed and complied with in all material respects all covenants and agreements required by this Agreement (and the Letter of Intent) to be performed or complied with by it on or prior to the Closing;

(c)  Buyer shall have received a certificate executed by the Chief Executive Officers of each of the Seller Parties and the Company dated the Closing Date, representing and certifying that the conditions described in Sections 8.2(a) and (b) have been satisfied; provided, that Seller Parties and the Company may include in such certificate such exceptions and qualifications as they may deem to be appropriate, it being understood and agreed that if such certificate contains any exceptions or qualifications not contemplated by Sections 8.2(a) and (b), such certificate shall cause the condition set forth in this Section 8.2(c) to be not satisfied; provided, further, that any such exceptions or qualifications (so long as accurate and complete) in such certificate which reflect developments after the date hereof shall not constitute a breach of this Agreement (including for purposes of Article IX) but any other such exceptions or qualifications shall constitute a breach of this Agreement (including for purposes of Article IX);

(d)  No Proceeding shall, on the Closing Date, be pending or threatened seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby;

(e)  No order, writ, injunction or decree shall have been entered and be in effect by any court or any Governmental Entity of competent jurisdiction, and no statute, rule, regulation or other requirement shall have been promulgated or enacted and be in effect, that on a temporary or permanent basis restrains, enjoins or invalidates the transactions contemplated hereby;

(f)  All documents, instruments, certificates or other items required to be delivered by the Seller Parties, the Company and the Company’s Subsidiaries pursuant to Section 2.2 shall have been delivered;

(g)  All Consents of or imposed by any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, occurred or have been made (and the required waiting period, if any, has expired);

(h)  The Seller Parties, the Company and the Company’s Subsidiaries shall have obtained all Consents from the other parties to the Contracts identified on Buyer Schedule 8.2(h), other than consents required under the Credit Facility (each, a “Required Third Party Consent”), and each Required Third Party Consent shall be in full force and effect, shall not have been revoked, shall be in form and substance reasonably satisfactory to Buyer, and a copy thereof shall have been delivered to the Buyer;

(i)  Since September 30, 2006, there shall not have occurred a Material Adverse Change with respect to the Seller or the Company;

(j)  The Restructuring shall have been consummated in accordance with the terms hereof;

(k)  Buyer shall be satisfied in its sole discretion with its due diligence investigation of the Company and shall have delivered a written notice to Seller that Buyer has determined to effect the Closing; and

(l)  Buyer shall have received the proceeds of the debt and equity financing necessary to consummate the transactions contemplated hereby on terms and conditions satisfactory to Buyer.

Section 8.3.  Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing in the following manner:

(a)  by either Buyer or Seller if the Closing has not occurred prior to the close of business on November 21, 2006 (the “End Date”), provided, that, if the Seller Parties and the Company shall be ready willing and able to comply in all material respects with their obligations under Section 7.11 above substantially contemporaneously with, but not after, the Closing but there is in effect an injunction issued by a court of competent jurisdiction preventing the consummation of the Restructuring, the End Date shall be extended to the close of business on January 16, 2007 (the “Extended End Date”) to allow the Seller Parties to remove such injunction; or

(b)  by mutual written consent of Buyer and Seller;

(c)  by Buyer upon written notice to Seller, if:

(1)  the Seller Parties breach in any material respect: (x) their obligations under Section 7.14 (provided that such obligations shall be deemed to be have been in effect since September 7, 2006); or (y) their obligations under Sections 6.1(a)(1), 6.1(b)(1) through 6.1(b)(7), 7.1, or 7.6 (provided that such obligations shall be deemed to have been in effect since September 7, 2006) (provided that if Seller shall cure such breach prior to the end of three (3) full Business Days following the date of Seller’s receipt of written notice (which notice must be given on a Business Day), this Agreement shall not be terminated and which cure period if invoked, shall extend the End Date referenced in Section 8.3(a) by such number of days);

(2)  the Company’s most recent Form S-1 registration statement, NEG, Inc.’s most recent Form S-1 registration statement and Form S-4 registration statement, or the most recent public filing by AREP on Form 10-K and Form 10-Q to the extent regarding segment information of the Company, in each case filed with the SEC prior to September 7, 2006, taken as a whole, excluding the financial statements contained therein (which are addressed in clause (3) below) (the “Section 8.3 SEC Reports”) (excluding the effect of any general disclaimers, risk factors or forward-looking statements, but after taking into account any disclosure in such provisions that are matters of fact), are materially untrue or incomplete or include a materially untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading, in each case as of September 7, 2006 (provided that the failure to update financial and accounting information to September 30, 2006 or to respond to SEC comments shall not in and of itself be conclusive of such Section 8.3 SEC Reports being materially untrue or incomplete or be deemed to be a material omission); provided, that to the extent that any items described in this Section 8.3(c)(2) are based upon or include matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of September 7, 2006, such items shall not give rise to any right of Buyer to terminate this Agreement pursuant to this Section 8.3(c)(2);

(3)  (a) the financial statements contained in the Section 8.3 SEC Reports (provided that the failure to update financial and accounting information to September 30, 2006 or to respond to SEC comments shall not in and of itself be conclusive of such financial statements being materially untrue or incomplete or be deemed to be a material omission) or the NEG Oil & Gas LLC June 30, 2006 financial statements (the “June 30 Financials”) that have been provided to Buyer are materially untrue or incomplete or include a materially untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading, in each case as of the date of the financial statements contained in such Section 8.3 SEC Reports or such June 30 Financials, or (b) the December 31, 2005 reserve report that has been provided to Buyer is materially untrue or incomplete or includes a materially untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading, in each case as of the date of the December 31, 2005 reserve report, or (c) there shall have been a Material Adverse Change with respect to the Seller or the Company between June 30, 2006 and September 7, 2006; provided, that to the extent that any items described in this Section 8.3(c)(3) are based upon or include matters relating to acreage on Longfellow Ranch for which Riata is the operator of which matters Riata had Knowledge as of September 7, 2006, such items shall not give rise to any right of Buyer to terminate this Agreement pursuant to this Section 8.3(c)(3);

(4)  as of any date no earlier than 5 days prior to the End Date (or, if applicable, 5 days prior to the Extended End Date), Buyer is ready and willing to effect the Closing and able to obtain the financing but, (A) Seller does not have board approval to enter into this Agreement, (B) Seller, the Company or any material Subsidiary of the Company is not duly formed, or (C) Seller does not possess unencumbered title to all of the Equity Interests of the Company (other than Liens securing the Credit Facility and immaterial Liens); provided, that, the phrase “able to obtain the financing”, means that Buyer shall be in a position to receive, within 48 hours, the proceeds of the financing necessary to effect the Closing (including, if necessary as a result of required consents contemplated in Section 7.12 not being obtained, the proceeds necessary to pay off the Credit Facility) by delivering a borrowing or drawdown or similar notice, or take similar action that may be applicable to a 144A equity or debt drawdown (and that Buyer has entered into binding definitive financing documentation for such financing) but shall not mean that Buyer shall have obtained or irrevocably bound itself to obtain the proceeds of such financing;

(5)  as of any date no earlier than 5 days prior to the End Date (or, if applicable, 5 days prior to the Extended End Date), Buyer is ready and willing to effect the Closing and able to obtain the financing but, Seller and the Company are unable to complete the Restructuring prior to or on such date (provided that, if such inability is the result of an injunction issued by a court of competent jurisdiction, Buyer will not be entitled to terminate this Agreement under this clause (5) unless Buyer shall have agreed to extend and has extended the End Date to the Extended End Date to allow Seller to remove such injunction, in which event the End Date shall be extended to the Extended End Date); provided, that the phrase “able to obtain the financing”, means that Buyer shall be in a position to receive, within 48 hours, the proceeds of the financing necessary to effect the Closing (including, if necessary as a result of required consents contemplated in Section 7.12 not being obtained, the proceeds necessary to pay off the Credit Facility) by delivering a borrowing or drawdown or similar notice, or take similar action that may be applicable to a 144A equity or debt drawdown (and that Buyer has entered into binding definitive financing documentation for such financing) but shall not mean that Buyer shall have obtained or irrevocably bound itself to obtain the proceeds of such financing; provided, further, that the phrase “Seller and the Company are unable to complete the Restructuring” shall not include any obligation or ability on the part of such parties to obtain any consents or amendments, or pay any amounts outstanding, under the Credit Facility, as contemplated in Section 7.12, it being the sole obligation of Buyer to obtain or pay the same; or

(6)  the Company and its Subsidiaries do not hold Defensible Title to a material portion of their respective properties (other than Liens securing the Credit Facility and Permitted Encumbrances) such that the SEC Reports or the June 30 Financials are materially untrue or incomplete or include a materially untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not materially misleading.

Section 8.4.  Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.3 by Seller or Buyer, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and have no effect and no party shall have any liability or obligation hereunder, except that the agreements contained in this Article VIII, in Sections 7.8, 7.9, and in Articles X and XI shall survive the termination hereof. Except as set forth in the second, third and fourth paragraphs of this Section 8.4, nothing contained in this Section 8.4 shall relieve any party from liability for Damages actually incurred as a result of any willful breach of this Agreement.

The parties hereto agree that, in the event of termination of this Agreement by Buyer as set forth in Section 8.3(c) above, then Riata shall be entitled to the return of the $10 million paid to Seller on September 7, 2006. In the event of termination of this Agreement by Buyer as set forth in Section 8.3(c) above, Buyer agrees that, except with respect to breaches of Section 7.14 (which shall be subject to the following paragraph), (i) it shall not seek to recover any losses or damages under this Agreement or for any breach of the terms of this Agreement beyond the return of such $10 million, (ii) the return of such $10 million payment is Buyer’s sole and exclusive remedy under this Agreement or for any breach of the terms of this Agreement and (iii) Buyer shall in no event seek or be entitled to an injunction or specific performance of any kind. The Parents, Seller, the Company and their Affiliates agree that the retention of the $10 million paid to Seller on September 7, 2006 shall be their sole and exclusive remedy under this Agreement or for any breach of the terms of this Agreement and that they shall not seek to recover any losses or damages, and shall in no event, seek or be entitled to an injunction or specific performance of any kind. The Parents and Seller agree to return to Riata the $10 million amount paid on September 7, 2006, in immediately available funds to an account designated by Riata, immediately if this Agreement is terminated pursuant to Section 8.3(c). Notwithstanding anything in this Agreement to the contrary, if Buyer provides Seller with a good faith written notice of termination pursuant to Section 8.3(c) prior to the termination of this Agreement pursuant to Section 8.3(a), then Buyer’s right to make a claim for the return of the $10 million paid to Seller shall survive until final resolution of such claim (notwithstanding an intervening termination pursuant to Section 8.3(a)). Buyer agrees that neither (a) the declaration of a “Default” or an “Event of Default” by the agent or the lenders under the Credit Facility as a result of the consummation of the transactions contemplated hereby or the Restructuring or the unwinding of Hedges or the distribution of the Stock and the Note pursuant to the Restructuring or the distribution of cash pursuant to adjustments set forth in Section 1.3 nor (b) the failure of the lenders under the Credit Facility to consent to any assignment, waiver, amendment, modification, forbearance or change under the Credit Facility necessary for the consummation of the transactions contemplated hereby, shall in any event give rise to a right of Riata to receive a refund or return of the $10 million paid to Seller on September 7, 2006. Notwithstanding the foregoing, none of the foregoing limitations shall apply with respect to any breaches of the Confidentiality Agreement, which shall continue on its own terms as a fully enforceable agreement separate and apart from this Agreement.

The parties hereto agree that, in the event of termination of this Agreement by Buyer as set forth in Section 8.3(c)(1)(x) above (i.e., breach of Section 7.14), then: (i) Riata shall be entitled to the return of the $10 million paid to Seller on September 7, 2006; (ii) if the Parents, Seller, the Company or any of their Affiliates shall, within three (3) months following such termination of this Agreement, enter into a written agreement with a third party (as to which any of the parties bound by Section 7.14 herein violated their obligations under Section 7.14) with respect to a Competing Proposal, Riata shall be entitled to an additional payment of $10 million from the Parents; (iii) Buyer shall not seek to recover any losses or damages beyond such amounts; (iv) the payment of such amounts is Buyer’s sole and exclusive remedy under this Agreement or for any breach of the terms of this Agreement; and (v) Buyer shall in no event seek or be entitled to an injunction or specific performance of any kind. The Parents and Seller agree to make such payments to Riata, in immediately available funds to an account designated by Riata, immediately if this Agreement is terminated pursuant to Section 8.3(c)(1)(x).

For the avoidance of doubt, the parties hereto acknowledge that the termination of the Letter of Intent as the result of the execution of this Agreement shall not limit Buyer’s right to seek the return of the $10 million paid by Riata to Seller on September 7, 2006 in accordance with this Agreement.

ARTICLE IX
SURVIVAL OF REPRESENTATIONS, WARRANTIES
AND COVENANTS; INDEMNIFICATION

Section 9.1.  Survival.

(a)  Representations and Warranties. Each of the representations and warranties that are covered by the indemnification agreements herein shall survive the Closing for (and therefore the obligation to indemnify for breaches thereof shall continue to exist only for Claim Notices (as defined below) received through) the time periods expressly set forth below (each such time period and the time period during which covenants and other agreements survive pursuant to Section 9.1(b), a “Survival Period”):

(1)  (w) the representations and warranties of the Seller Parties and the Company set forth in Section 3.1 (Organization), Section 3.2 (Title to Interests), Section 3.3 (Authority), Sections 4.1 (Organization), Section 4.2 (Authority), Section 4.4 (Capital Structure), Section 4.6 (Ownership; Capitalization of Subsidiaries) and Section 4.22 (Brokers) (such representations and warranties, the “Fundamental Seller Representations”) shall survive the Closing indefinitely, (x) the representations and warranties of the Seller Parties and the Company set forth in Section 4.12 (Taxes) shall survive the Closing until fifteen (15) days after the expiration of the applicable statute of limitations period, (y) the representations and warranties of the Seller Parties and the Company set forth in Section 4.18 (Environmental Matters) shall survive the Closing until the second anniversary of the Closing Date, and (z) the representations and warranties of the Seller Parties and the Company set forth in Section 4.7 (SEC Reports; Financial Statements), Section 4.8 (Absence of Certain Changes or Events), Section 4.14 (Real Property), Section 4.15(b) (Oil & Gas Properties), Section 4.17 (Reserve Reports), Section 4.23 (Affiliate Transactions) and Section 4.24 (NEGI Restructuring) shall survive the Closing until the 15-month anniversary of the Closing Date (the representations and warranties referred to in clauses (x), (y) and (z), the “Seller Business Representations”);

(2)  (x) the representations and warranties of Riata and Buyer set forth in Section 5.1 (Organization), Section 5.2 (Authority), Section 5.4 (Capital Structure) and Section 5.12 (Brokers) (such representations and warranties, the “Fundamental Buyer Representations”) shall survive the Closing indefinitely, and (y) the representations and warranties of Buyer set forth in Section 5.5 (Offering Document; Financial Statements) and Section 5.6 (Absence of Certain Changes or Events) shall survive the Closing until the 15-month anniversary of the Closing Date (such representations and warranties, the “Buyer Business Representations”); and

(3)  all of the other representations and warranties of the Seller Parties, the Company and the Buyer shall not survive the Closing.

(b)  Covenants. The covenants and other agreements of the Seller Parties, the Company, Riata and Buyer set forth in this Agreement shall survive the Closing (and therefore the obligation to indemnify for breaches thereof shall continue to exist) indefinitely; provided, that the covenants and obligations set forth in Section 7.7 shall survive only until, and any claim for indemnification with respect to Section 7.7 must be made by fifteen (15) days following the expiration of, the applicable statute of limitations with respect to the underlying Tax claim (including any valid extensions).

(c)  No party hereto shall have any indemnification obligation pursuant to this Article IX or otherwise in respect of any representation, warranty, covenant or agreement unless it shall have received from the party seeking indemnification written notice (a “Claim Notice”) of the existence of the claim for or in respect of which indemnification in respect of such representation, warranty, covenant or agreement is being sought on or before the expiration of the applicable Survival Period. If an Indemnified Party delivers a Claim Notice to an Indemnifying Party before the expiration of the applicable Survival Period, then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such Claim Notice. A Claim Notice shall set forth with reasonable specificity (1) the basis for such claim under this Agreement, and the facts that otherwise form the basis of such claim and (2) to the extent reasonably estimable, an estimate of the amount of such claim (which estimate shall not be conclusive of the final amount of such claim) and an explanation of the calculation of such estimate.

Section 9.2.  Indemnification by Seller Parties

. From and after the Closing, subject to the terms and conditions of this Article IX, the Seller Parties shall jointly and severally indemnify, defend and hold harmless Buyer, Riata, the Company and the Company’s Subsidiaries and their directors and officers (collectively, the “Buyer Indemnified Persons”) from and against any and all Damages asserted against, resulting, imposed upon, or incurred or suffered by any Buyer Indemnified Person, directly or indirectly, by reason of, resulting from, arising out of, relating to or in connection with:

(a)  any inaccuracy or breach of any representation or warranty of the Seller Parties or the Company set forth herein or in any certificate delivered pursuant hereto, which survives the Closing pursuant to Section 9.1;

(b)  any breach or nonfulfillment of or failure to perform any covenant or agreement of any Seller Party contained in this Agreement (other than Section 7.6 and 7.14 (excluding the provisions relating to access to non-public or confidential information));

(c)  any breach or nonfulfillment of or failure to perform any covenant or agreement prior to the date hereof of any Seller Party contained in sections 5 (solely with respect to the provisions relating to access to non-public or confidential information), 6 or 9 of the Letter of Intent;

(d)  any breach or nonfulfillment of or failure to perform any covenant or agreement of the Company contained in this Agreement that is required to be performed by the Company prior to or at the Closing;

(e)  all liabilities, obligations, Taxes, costs and expenses related to or arising out of the Restructuring (including without limitation, any Restructuring Liabilities, if any, as defined in the Letter of Intent);

(f)  all liabilities of or related to NEGI (including severance and other costs related to employees);

(g)  all Transaction Costs and Extraordinary Payments;

(h)  Taxes for which any of the Seller Parties are responsible under Sections 7.7 and 7.8 of this Agreement;

(i)  (A) all liabilities (including Taxes but excluding income Taxes and franchise or other Taxes based on income) to the extent based on the Company and its Subsidiaries' status prior to the effective time of the Closing as a subsidiary of the Seller Parties or member of a consolidated entity with any of the Seller Parties or their Affiliates (including NEGI, but excluding the Company and its Subsidiaries), and (B) any and all liabilities for income Taxes and franchise or other Taxes based on income for which the Company and its Subsidiaries are liable for periods prior to the effective time of the Closing, to the extent resulting from the Company or any of its Subsidiaries joining (or ever being required to join) in filing any consolidated, combined or unitary tax returns, with any of the Seller Parties or their Affiliates (including NEGI, but excluding the Company and its Subsidiaries);

(j)  liabilities arising out of any transactions between the Company and its Subsidiaries on the one hand and the Company’s Affiliates (including NEGI) (other than the Company and its Subsidiaries) on the other hand (including any guarantees provided by the Company or any of its Subsidiaries for the benefit of such Affiliates);

(k)  liabilities which the Seller Parties are responsible under Section 7.11(b); and

(l)  the Panaco ESOP (and the termination thereof), including, without limitation, any claims made by the Panaco ESOP’s trustee or beneficiaries, including claims by the trustee for indemnification under that certain written consent for indemnification of the trustee by National Offshore LP, dated November 14, 2006.

Section 9.3.  Indemnification by Buyer

. From and after the Closing, in addition to the indemnification provided in Section 7.6, subject to the terms and conditions of this Article IX, Buyer shall indemnify, defend and hold harmless the Seller Parties and American Property Investors, Inc. and their directors and officers (collectively, the “Seller Indemnified Persons”) from and against any and all Damages, asserted against, resulting from, imposed upon, or incurred or suffered by any Seller Indemnified Person, directly or indirectly, by reason of, resulting from, arising out of, relating to or in connection with:

(a)  any inaccuracy or breach of any representation or warranty of Riata and Buyer set forth herein or in a certificate delivered pursuant hereto, which survives the Closing pursuant to Section 9.1;

(b)  any breach or nonfulfillment of or failure to perform any covenant or agreement of Buyer contained in this Agreement; and

(c)  Taxes for which Buyer is responsible under Sections 7.7 and 7.8 of this Agreement.

Section 9.4.  Indemnification Proceedings.

(a)  Third Party Claims. In the event that any claim or demand for which Seller or Buyer (such Person, an “Indemnifying Party”) may be liable to a Buyer Indemnified Person under Section 9.2 or a Seller Indemnified Person under Section 9.3 (an “Indemnified Party”) is asserted against or sought to be collected from an Indemnified Party by a third party (a “Third-Party Claim”), the Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such Third-Party Claim by delivery of a Claim Notice, provided that the failure or delay to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article IX, except (and solely) to the extent that the Indemnifying Party demonstrates that the defense of such Third-Party Claim is materially prejudiced thereby. The Indemnifying Party shall have thirty (30) days from receipt of the Claim Notice from the Indemnified Party (in this Section 9.4, the “Notice Period”) to notify the Indemnified Party whether or not the Indemnifying Party desires, at the Indemnifying Party’s sole cost and expense, to defend the Indemnified Party against such claim or demand; provided, that the Indemnified Party is hereby authorized (upon reasonable prior written notice to the Indemnifying Party) prior to and during the Notice Period, and at the cost and expense of the Indemnifying Party, to file any motion, answer or other pleading that it shall reasonably deem necessary to protect its interests or those of the Indemnifying Party. The Indemnifying Party shall have the right to assume the defense of such Third-Party Claim only if and for so long as (A) the Indemnifying Party notifies the Indemnified Party during the Notice Period that the Indemnifying Party is assuming the defense of such Third-Party Claim and agrees that the Indemnified Party will be indemnified against such Third-Party Claim in accordance with the terms and limitations of this Article IX, (B) the Indemnifying Party uses counsel of its own choosing that is reasonably satisfactory to the Indemnified Party, and (C) conducts the defense of such Third-Party Claim in an active and diligent manner. If the Indemnifying Party is entitled to, and does, assume the defense of any such Third-Party Claim, the Indemnified Party shall have the right to employ separate counsel at its own expense and to participate in the defense thereof; provided, however, that notwithstanding the foregoing, the Indemnifying Party shall pay the reasonable attorneys’ fees of the Indemnified Party if (x) the Indemnified Party’s counsel shall have reasonably concluded and advised that there are defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, or (y) the Indemnified Party’s counsel shall have advised the Indemnified Party that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnifying Party and the Indemnified Party (provided that the Indemnifying Party shall not be responsible for paying for more than one separate firm of attorneys and one local counsel to represent all of the Indemnified Parties subject to such Third-Party Claim). If the Indemnifying Party elects not to assume the defense of such Third-Party Claim (or fails to give notice to the Indemnified Party during the Notice Period or otherwise is not entitled to assume such defense), the Indemnified Party shall be entitled to assume the defense of such Third-Party Claim with counsel of its own choice, at the expense and for the account of the Indemnifying Party. If the Indemnifying Party elects (and is entitled) to assume the defense of such Third-Party Claim, (i) no compromise or settlement thereof or consent to any admission or the entry of any judgment with respect to such Third-Party Claim may be effected by the Indemnifying Party without the Indemnified Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (and no injunctive or other equitable relief is imposed upon the Indemnified Party) and there is an unconditional provision whereby the plaintiff or claimant in such Third-Party Claim releases the Indemnified Party from all liability with respect thereto and (ii) the Indemnified Party shall have no liability with respect to any compromise or settlement thereof effected without its written consent (which shall not be unreasonably withheld, conditioned or delayed).

(b)  Notwithstanding the foregoing provisions of this Section 9.4 (and subject to Sections 9.4(c) and 9.4(d)), the Indemnifying Party shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnified Party, at the expense of the Indemnifying Party, shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of (x) any Third-Party Claim as to which the Indemnifying Party fails to assume the defense during the Notice Period after the Indemnified Party gives notice thereof to the Indemnifying Party and (y) any Third-Party Claim which seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, could materially adversely affect the business, condition (financial or other), capitalization, assets, liabilities, results of operations or prospects of the Indemnified Party (a “Potential MAC Claim”).

(c)  Notwithstanding the foregoing provisions of this Section 9.4, if the Indemnified Party has elected to assume control over any Potential MAC Claim pursuant to Section 9.4(b), the Indemnifying Party shall, at its own expense, be entitled to have joint control with the Indemnified Party over the defense or settlement, compromise, admission, or acknowledgment of such Potential MAC Claim; provided, that the Indemnifying Party confirms in writing to the Indemnified Party that the Indemnified Party will be indemnified by the Indemnifying Party against such Potential MAC Claim in accordance with the terms and limitations of this Article IX; provided, further, that neither party shall make any settlement, compromise, admission, or acknowledgment of such claim that would give rise to liability on the part of the other such party without the prior written consent of the other such party (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)  Notwithstanding the foregoing provisions of this Section 9.4, the Indemnified Party shall make no settlement, compromise, admission, or acknowledgement that would give rise to any liability on the part of the Indemnifying Party without the prior written consent of the Indemnifying party (which consent shall not be unreasonably withheld, conditioned or delayed).

(e)  Direct Claims. In any case in which an Indemnified Party seeks indemnification hereunder and no Third-Party Claim is involved, the Indemnified Party shall deliver a Claim Notice to the Indemnifying Party. The failure or delay to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article IX.

Section 9.5.  Exclusivity.

The parties hereto agree that, after Closing, in regard to any inaccuracy, breach, default, or nonperformance of any representation, warranty, covenant, or agreement made or entered into by a party hereto and contained in this Agreement, or any certificate delivered pursuant hereto, or otherwise arising under this Agreement or any such certificate, the sole and exclusive relief and remedy available to an Indemnified Party in respect of said inaccuracy, breach, default, or nonperformance shall be the rights of Indemnified Parties pursuant to this Article IX and the rights of the parties hereto pursuant to Section 10.8.

Section 9.6.  Limitations on Indemnities.

(a)  Notwithstanding the foregoing, (1) the Seller Parties shall not be obligated to indemnify Buyer for Damages pursuant to Section 9.2(a) with respect to the Seller Business Representations, and Buyer shall not be obligated to indemnify Seller for Damages pursuant to Section 9.3(a) with respect to the Buyer Business Representations, in each case, pursuant to this Article IX unless and until the amount of all Damages incurred by Buyer with respect to the Seller Business Representations, or by Seller with respect to the Buyer Business Representations, as the case may be, exceeds, in the aggregate, five million dollars ($5,000,000) (the “Basket”), in which event the party seeking indemnity may recover all Damages in excess of the Basket; (2) the Seller Parties’ maximum aggregate liability for Damages pursuant to Section 9.2(a) in respect of the Seller Business Representations and Taxes pursuant to Sections 7.7 and 7.8 (including, without limitation, pursuant to Sections 9.2(b), 9.2(d) and 9.2(h), to the extent such Sections relate to Section 7.7 or 7.8), in the aggregate, shall be three hundred four million seven hundred fifty thousand dollars ($304,750,000) (the “Seller Cap”); and (3) the Buyer’s maximum aggregate liability for Damages pursuant to Section 9.3(a) in respect of the Buyer Business Representations and Taxes pursuant to Sections 7.7 and 7.8 (including, without limitation, pursuant to Sections 9.3(b) and 9.3(c), to the extent such Sections relate to Section 7.7 or 7.8), in the aggregate, shall be three hundred four million seven hundred fifty thousand dollars ($304,750,000) (the “Buyer Cap”) (for the avoidance of doubt, the Seller Cap and the Buyer Cap shall not apply to Taxes which are indemnified pursuant to any other provisions of this Agreement, including, without limitation, Sections 9.2(e) and 9.2(i)).

(b)  The indemnification obligations of the parties pursuant to this Article IX shall not include punitive Damages, provided that any punitive Damages recovered by a third party (including a Governmental Entity, but excluding any Affiliate of any party) against an Indemnified Party shall be included in the Damages recoverable by such Indemnified Party pursuant to this Article IX.

(c)  The amount of any Damages for which indemnification is provided under this Article IX shall be net of (i) any amounts actually recovered by the Indemnified Party, if any, pursuant to any insurance policies attributable to such Damages and (ii) any Tax benefit actually realized, if any, attributable to such Damages; provided, that the Indemnified Party shall use commercially reasonable efforts to seek and claim any recovery under any such insurance policies. If the amount to be netted under this Section 9.6(c) from any payment required under Article IX is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article IX, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article IX had such determination been made at the time of such payment.

Section 9.7.  Indemnification Despite Negligence. It is the express intention of the parties hereto that each Indemnified Party shall be indemnified and held harmless from and against all Damages as to which indemnity is provided for under this Article IX, notwithstanding that any such Damages arise out of or result from the ordinary, strict, sole, or contributory negligence of such Person and regardless of whether any other Person (including the other parties to this Agreement) is or is not also negligent. The parties hereto acknowledge that the foregoing complies with the express negligence rule and is conspicuous.

Section 9.8.  Treatment of Indemnification Payments. All indemnification payments made pursuant to this Article IX shall be treated by the parties for income Tax purposes as adjustments to the Purchase Price, unless otherwise required by applicable Law.

ARTICLE X
MISCELLANEOUS

Section 10.1.  Notices

. All notices and other communications hereunder shall be in writing and delivered (i) personally, (ii) by overnight courier or (iii) facsimile (with a PDF or other copy by electronic mail), and shall be deemed duly given on the date of delivery. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)  if to Buyer or Riata, to:
Riata Energy, Inc.
1601 Northwest Expressway, Suite 1600
Oklahoma City, OK 73118
Attention: General Counsel
Facsimile No.: (405) 753- 5975
Email: mmccann@sdrge.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Robert E. Spatt, Esq.
   Edward J. Chung, Esq.
Facsimile No.: (212) 455-2502
Email: rspatt@stblaw.com
Email: echung@stblaw.com

and

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2300
Houston, Texas 77002
Attention: T. Mark Kelly, Esq.
Facsimile No.: (713) 615-5962
Email: mkelly@velaw.com

(b)  if to any Seller Party, to:

White Plains Plaza
445 Hamilton Avenue - Suite 1210
White Plains, NY 10601
Attention: Felicia Buebel, Esq.
Facsimile No.: (914) 614-7001
Email: fbuebel@arep.net

with a copy to:

DLA Piper US LLP
1251 Avenue of the Americas
New York, New York 10020
Attention: Steven L. Wasserman, Esq.
Facsimile No.: (212) 835-6001
Email: steven.wasserman@dlapiper.com

Section 10.2.  Entire Agreement. This Agreement, together with the Schedules, Exhibits, and the other certificates, documents, instruments and writings referred to herein or delivered pursuant hereto and the Confidentiality Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof (including, without limitation, the Letter of Intent, except as set forth herein). Each of the parties acknowledges that no other party, nor any agent or attorney of any other party, has made any promise, representation or warranty whatsoever not contained herein, and that such party has not executed or authorized the execution of this Agreement in reliance upon any such promise, representation or warranty not contained herein.

Section 10.3.  Binding Effect; Assignment; No Third Party Benefit. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and permitted assigns. Except as otherwise expressly provided in this Agreement, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, which consent may be withheld in such party’s sole judgment; provided, however, that Buyer may collaterally assign this Agreement to any sources of financing solely to secure Buyer’s obligations under any credit arrangements entered into in connection with this Agreement (and any refinancing or substitutions thereof). Any assignment in violation of the foregoing shall be null and void; and provided, further, that after the Closing, any party hereto may assign its right to receive any benefit hereunder to any of its Affiliates without the consent of the other parties but, for the avoidance of doubt, no such assignment shall relieve the duties and obligations of the assigning party. Except as provided in Article IX, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto, and their respective heirs, legal representatives, successors, and permitted assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.4.  Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable by any applicable Law or public policy, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable so long as the legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party hereto, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable Law.

Section 10.5.  Governing Law; Consent to Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York. Each party hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby, whether in tort or contract or at law or in equity, exclusively in the federal or state courts located in New York, New York (the “Chosen Courts”). In addition, each party hereby (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives, to the fullest extent permitted by applicable Law, any objection to laying venue in the Chosen Court and agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) waives any objection or defense that the Chosen Court is an inconvenient forum or does not have personal jurisdiction over any party hereto. Each party hereto further agrees that, to the fullest extent permitted by applicable Law, any final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment. Further, each party hereto hereby waives all right to trial by jury in any claim, action, proceeding or counterclaim by either party against the other on any matters arising out of or in any way connected with this Agreement.

Section 10.6.  Further Assurances. From time to time following the Closing, at the request of any party hereto and without further consideration, the other party or parties hereto shall execute and deliver to such requesting party such instruments and documents and take such other action (but without incurring any material financial obligation) as such requesting party may reasonably request (and which is not specifically required hereby in another provision) in order to consummate more fully and effectively the transactions contemplated hereby.

Section 10.7.  Counterparts. This instrument may be executed in any number of identical counterparts, each of which for all purposes shall be deemed an original, and all of which shall constitute collectively, one instrument. It is not necessary that each party hereto execute the same counterpart so long as identical counterparts are executed by each such party hereto. This instrument may be validly executed and delivered by facsimile or other electronic transmission.

Section 10.8.  Injunctive Relief. The parties hereby acknowledge and agree that the failure of any party to this Agreement to perform its obligations hereunder in accordance with their specific terms or to otherwise comply with such obligations, including its failure to take all actions as are necessary on its part to consummate the transactions contemplated hereby, will cause irreparable injury to the other parties to this Agreement for which damages, even if available, will not be an adequate remedy. Accordingly, each of the parties hereto hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of any party’s obligations, including an injunction to prevent breaches, and to the granting by any such court of the remedy of specific performance of the terms and conditions hereof.

Section 10.9.  Schedules. The disclosures in the Schedules must relate only to the representations and warranties in the Section of this Agreement to which they expressly relate and not to any other representation or warranty in this Agreement, provided, however, any matters disclosed in any section or subsection of the Schedules shall be deemed to be disclosed and incorporated into any other section or subsection of the Schedules to which its reference is readily apparent on its face without further inquiry. Inclusion of any item in the Schedules (a) does not represent a determination that such item is material nor expected to result in a Material Adverse Change nor shall it be deemed to establish a standard of materiality; (b) does not represent a determination that such item did not arise in the Ordinary Course of Business; (c) does not represent a determination that the transactions contemplated by this Agreement require the consent of third parties unless so indicated and (d) shall not constitute, or be deemed to be, an admission to any third party concerning such item.

Section 10.10.  Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 10.11.  Confidentiality. From and after the Closing:

(a)  in respect of all confidential information that relates to the Company and its Subsidiaries (including, without limitation, any such information provided pursuant to Section 7.10), the Seller Parties shall, and shall cause each Affiliate thereof (including NEGI) (other than the Company and its Subsidiaries) to, treat all such confidential information as confidential, preserve the confidentiality thereof and not disclose any confidential information. If such confidential information is disclosed in violation of this Section 10.11, the Seller Parties shall immediately notify Buyer in writing and, as applicable, take all reasonable steps required to prevent further disclosure;

(b)  in addition to all other remedies available to the Buyer at Law or in equity, the parties agree that the Buyer shall be entitled to equitable relief, including injunctive relief and specific performance, in the event of any breach of this Section 10.11;

(c)  if any Seller Party or any of its Affiliates (including NEGI) (other than the Company and its Subsidiaries) is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) or, upon the advice of its counsel, is required by applicable Law (including, but not limited to, under SEC reporting obligations or in its financial statements in accordance with GAAP) to disclose any confidential information, the Seller Parties shall provide Buyer with prompt written notice of such request or requirement, which notice shall, if practicable, be at least 48 hours prior to making such disclosure, so that Buyer may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 10.11. If, in the absence of a protective order or other remedy or the receipt of such a waiver, such Seller Party or its Affiliates (including NEGI) (other than the Company and its Subsidiaries) is nonetheless, in the opinion of its counsel, legally compelled to disclose confidential information, then such Person may disclose that portion of the confidential information which such counsel advises is legally required to be disclosed; and

(d)  the parties hereto agree and acknowledge that the confidential information relating to the Company and its Subsidiaries referred to in this Section 10.11 does not constitute “Evaluation Material” (as defined in the Confidentiality Agreement) furnished by Riata to the Seller Parties and their Affiliates (including NEGI) pursuant to the Confidentiality Agreement (it being understood and agreed that the obligations of the Seller Parties under the Confidentiality Agreement only apply to confidential information concerning Riata and its Subsidiaries (excluding the Company and its Subsidiaries) and not to confidential information with respect to the Company, NEGI, the Seller Parties or their respective Subsidiaries).

Section 10.12.  Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by or on behalf of all the parties hereto.

Section 10.13.  Waiver. The Seller Parties and the Company on the one hand, or Buyer, on the other, may: (A) waive any inaccuracies in the representations and warranties of the other contained herein or in any document, certificate, or writing delivered pursuant hereto, or (B) waive compliance by the other with any of the other’s agreements or fulfillment of any conditions to its own obligations contained herein, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other failure. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. No failure or delay by a party hereto in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

ARTICLE XI
DEFINITIONS AND REFERENCES

Section 11.1.  Certain Defined Terms. When used in this Agreement, the following terms shall have the respective meanings assigned to them in this Section 11.1 or in the sections, subsections or other subdivisions referred to below:

“$10 Million Credit” is defined in Section 1.2.

“1934 Act” is defined in Section 3.4(b).

“Adjustment Payment Date” is defined in Section 1.3(d).

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the actual power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, by contract, credit arrangement or otherwise. Notwithstanding anything to the contrary in this Agreement, NEGI shall not be deemed an Affiliate of the Company, the Company’s Subsidiaries or a Seller Party for purposes of this Agreement, except where explicitly indicated.

“Agreement” means this Purchase and Sale Agreement, as hereafter amended or modified in accordance with the terms hereof.

“Applicable Rate” means the per annum rate of interest and investment income earned pursuant to the Escrow Agreement.

“Arbiter” is defined in Section 1.3(c).

“AREH” is defined in the Preamble.

“AREP” is defined in the Preamble.

“Base Cash Purchase Price” is defined in Section 1.2.

“Basket” is defined in Section 9.6(a).

“Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Buyer” is defined in the Preamble.

“Buyer Business Representations” is defined in Section 9.1(a).

“Buyer Cap” is defined in Section 9.6(a).

“Buyer Indemnified Persons” is defined in Section 9.2.

“Buyer Schedule” means the disclosure letter of even date with this Agreement from Buyer to Seller delivered concurrently with the execution and delivery of this Agreement.

“Cash” shall mean all cash and cash equivalents calculated in accordance with GAAP (and consistent, with respect to presentation, with the June 30 Financials and September 30 Financials) (other than cash and cash equivalents which are restricted in use in connection with securing bonding requirements for plugging and abandonment obligations or other similar items, and other than any insurance proceeds after June 30, 2006, and refunds of prepaid insurance premiums after June 30, 2006); provided, that (i) $2,000,000 of the amount paid by the Company on September 13, 2006 for the oil and gas properties located in Iberville Parish, Louisiana and (ii) the $80,000 paid by the Company prior to the Closing Date in November 2006 for the services of Grant Thornton in connection with Buyer’s acquisition financing shall be deemed to be “Cash”. Set forth on Exhibit D is an example of the calculation of Cash based on the June 30 Financials and September 30 Financials, as well as an estimate as of October 31, 2006.

“Cash Amount” means the Cash of the Company and its Subsidiaries.

“Challenged Amounts” is defined in Section 1.3(c).

“Chosen Courts” is defined in Section 10.5.

“Claim Notice” is defined in Section 9.1(c).

“Closing” is defined in Section 2.1.

“Closing Date” is defined in Section 2.1.

“Code” means the Internal Revenue Code of 1986, or any successor statute thereto, as amended.

“Company” is defined in the Preamble.

“Company Contracts” is defined in Section 4.13(a).

“Company Intellectual Property” is defined in Section 4.19.

“Company Schedule” means the disclosure letter of even date with this Agreement from the Seller Parties and the Company to Buyer delivered concurrently with the execution and delivery of this Agreement.

“Competing Proposal” is defined in Section 7.14(a).

“Confidentiality Agreement” means that certain letter agreement dated as of July 18, 2006 among Riata, AREP and NEGI.

“Consents” means all authorizations, consents, orders or approvals of, or registrations, declarations, exemptions, licenses, permits or filings with, or expiration of waiting periods imposed by, any Governmental Entity, in each case that are necessary in order to consummate the transactions contemplated by this Agreement and all consents and approvals of third parties necessary to prevent any conflict with, violation or breach of, or default under, any Contract.

“Consideration Shares” is defined in Section 1.2.

“Contracts” means all legally binding: agreements, contracts, leases, commitments, consensual obligations, arrangements, promises or understandings.

“Covered Parties” is defined in Section 7.10.

“Credit Facility” means that certain Credit Agreement, dated as of December 20, 2005, by and among NEG Oil & Gas LLC, Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and certain financial institutions, as lenders.

“Damages” means any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages of any type, fines, fees, Taxes, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors and other experts, and other actual out-of-pocket expenses incurred in investigating and preparing for or in connection with any claim, demand, charge, suit, litigation or proceeding), but not lost profits; provided, that notwithstanding the foregoing, future income streams, future earnings, future revenues, future cash flows, terminal values and other similar items and metrics may be considered with respect to determining a valuation or calculating a diminution in value.

“Defensible Title” means,

(a) with respect to those Reserve Report Wells to which the Reserve Reports attribute proved reserves and with respect to any real property (including Easements) included in the Properties, such title and ownership by the Company or a Subsidiary of the Company that:

(i) entitles the Company and/or a Subsidiary of the Company to receive and retain from such Reserve Report Well, without reduction, suspension or termination, not less than the percentage set forth in the Reserve Reports as the Net Revenue Interest of all Hydrocarbons produced, saved and marketed from such Reserve Report Well, subject in all cases to (and limited in all respects by) Permitted Encumbrances;

(ii) obligates the Company and/or a Subsidiary of the Company to bear a percentage of the costs and expenses relating to the maintenance, development and operation of such Reserve Report Well that is not more than the Working Interest set forth for such Reserve Report Well in the Reserve Reports (unless such increase is accompanied by a proportionate increase in the Net Revenue Interest applicable to such Reserve Report Well or is the result of the contribution requirements with respect to defaulting co-owners), subject in all cases to (and limited in all respects by) Permitted Encumbrances; and

(iii) except with respect to the Reserve Report Wells, is defensible, subject in all cases to (and limited in all respects by) Permitted Encumbrances; and

(iv) is free and clear of all Liens, subject in all cases to (and limited in all respects by) Permitted Encumbrances.

(b) except for the Reserve Report Wells, with respect to any personal property or fixtures included in the Properties, such title and ownership by the Company or any of its Subsidiaries that is defensible and is free and clear of all Liens, subject in all cases to (and limited in all respects by) Permitted Encumbrances.

“Dollars” or “$” means U.S. Dollars.

“Due Diligence” is defined in Section 7.1(a).

“Easements” means the rights-of-way, easements, leases, servitudes, Permits, and licenses of the Company and its Subsidiaries that are necessary or useful for the location, operation, maintenance, repair, replacement, use or ownership of the Oil and Gas Properties, Pipeline and Processing Facilities, and related operations.

“End Date” is defined in Section 8.3(a).

“Environmental Laws” means any and all Laws, regulations or other requirements relating to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) including, without limitation, the Clean Air Act, the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act of 1976 (“RCRA”), the Toxic Substances Control Act (“TSCA”), the Clean Water Act, the Safe Drinking Water Act, the Hazardous Materials Transportation Act (“HMTA”), all as amended, and any state Laws implementing or analogous to the foregoing federal laws, and all other Laws relating to or regulating emissions, discharges, releases, or cleanup of pollutants, contaminants, chemicals, polychlorinated biphenyls (“PCBs”), oil and gas exploration and production wastes, brine, solid wastes, or toxic wastes.

“Equity Interest” means (i) the equity ownership rights in a business entity, whether a corporation, company, joint stock company, limited liability company, general or limited partnership, joint venture, bank, association, trust, trust company, land trust, business trust, sole proprietorship or other business entity or organization, and whether in the form of capital stock, ownership unit, limited liability company interest, membership interest, limited or general partnership interest or any other form of ownership, and (ii) also includes all Equity Interest Equivalents.

“Equity Interest Equivalents” means all rights, warrants, options, convertible securities or indebtedness, exchangeable securities or other instruments, or other rights that are outstanding and exercisable for or convertible or exchangeable into, directly or indirectly, any Equity Interest at the time of issuance or upon the passage of time or occurrence of some future event.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Cash Amount” is defined in Section 1.3.

“Estimated Net Working Capital” is defined in Section 1.3.

“Excluded Licenses” is defined in Section 7.11(b).

“Exclusivity Period” is defined in Section 7.14.

“Extended End Date” is defined in Section 8.3(a).

“Extraordinary Payments” means all payments or other distributions required to be made by the Company or any of its Subsidiaries, pursuant to any Contracts, to any directors, managers, officers or employees of the Company or any of its Subsidiaries as a result of the transactions contemplated by this Agreement, including all severance payments, termination payments or other amounts payable (including the estimated costs of benefits required to be provided) under the terms of any employment agreement determined as if the employee’s employment with the Company or any of its Subsidiaries was terminated after the occurrence of a “change of control” or other similar event (whether such payments or other distributions are paid on or before the Closing Date or are payable after the Closing Date).

“Final Cash Amount” is defined in Section 1.3(b).

“Final Net Working Capital” is defined in Section 1.3(b).

“Financial Statements” is defined in Section 4.7(b).

“Fixtures, Facilities and Equipment” means Wells, tubing, casing, downhole equipment, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, fixtures, machinery and equipment and all other personal property and fixtures used on or in connection with the operation of the Oil and Gas Properties, Easements, and Pipeline and Processing Facilities.

“Fundamental Buyer Representations” is defined in Section 9.1(a).

“Fundamental Seller Representations” is defined in Section 9.1(a).

“GAAP” means generally accepted accounting principles in the United States of America from time to time in effect applied on a consistent basis.

“Galveston Subsidiaries” is defined in Section 4.12(a).

“Governing Documents” means, as applicable, the certificate of incorporation, articles of incorporation, bylaws, certificate of limited partnership, partnership or limited partnership agreement, certificate of formation, regulations, operating agreement, joint venture agreement and each other Contract or instrument (i) pursuant to which a Person is established and organized, or (ii) which establishes the governance of such Person, and in each such case, as amended, modified or restated.

“Governmental Entity” means any court or tribunal in any jurisdiction (domestic or foreign) or any federal, state, county, municipal, or other governmental or quasi-governmental body, agency, authority, department, commission, board, bureau, or instrumentality (domestic or foreign).

“Hazardous Material” means (i) any “hazardous substance,” as defined by CERCLA, (ii) any “hazardous waste” or “solid waste,” in either case as defined by the Resource Conservation and Recovery Act, as amended, and any analogous state statutes, and any regulations promulgated thereunder that are applicable to the Company or any of its Subsidiaries, (iii) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any applicable Environmental Law, (iv) any radioactive material, including any naturally occurring radioactive material, and any source, special or byproduct material as defined in 42 U.S.C. 2011 et seq. and any amendments or authorizations thereof, (v) any regulated asbestos-containing materials in any form or condition, (vi) any regulated polychlorinated biphenyls in any form or condition and (vii) petroleum, petroleum hydrocarbons or any fraction or byproducts thereof. Notwithstanding the foregoing, no change in Law or regulation that is adopted or becomes effective after the Closing Date shall alter the definition of Hazardous Material as defined or used in this Agreement.

“Hedge” means any future derivative, swap, collar, put, call, cap, option or similar Contract that is intended to benefit from, or reduce or eliminate, the risk of fluctuations in interest rates, basis risk or the price of commodities, including Hydrocarbons or securities, to which the Company or any of its Subsidiaries is bound or subject.

“HSR Act” is defined in Section 7.2(b).

“Hydrocarbons” means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons, or any of them or any combination thereof, and all products and substances produced therewith, extracted, separated, processed and produced therefrom.

“Imbalances” means the quantity of natural gas owed to, or owed by, the Company or any of its Subsidiaries, but not paid for, as set forth on Company Schedule 4.15(a), by reason of well, pipeline or processing imbalances.

“Included Licenses” is defined in Section 7.11(b).

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money (including any accrued and unpaid interest and any prepayment penalties or premiums, in each case, to the extent not otherwise included in Net Working Capital), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar debt instruments (including all accrued and unpaid interest and all prepayment penalties or premiums) or reimbursement agreements in respect thereof, (iii) all obligations of such Person under capitalized leases, (iv) all obligations of others secured by any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (v) all letters of credit issued for the account of such Person, (vi) obligations of such Person under conditional sale, title retention or similar arrangements or other obligations to pay in respect of the balance deferred and unpaid of the purchase price of any property, (vii) all obligations in respect of currency, commodity or interest rate swap, hedge or similar protection device, and (viii) all guarantees of or by such Person of any of the matters described in clauses (i)-(vii) hereof. For the avoidance of doubt, no items included in Indebtedness shall be included in Net Working Capital.

“Indemnified Party” is defined in Section 9.4(a).

“Indemnifying Party” is defined in Section 9.4(a).

“Interests” means 100% of the membership or other Equity Interests issued by the Company (which is described in the operating agreement of the Company attached as Exhibit E).

“Interim Financial Statements” is defined in Section 4.7(c).

“IRS” means the Internal Revenue Service.

“June 30 Financials” is defined in Section 8.3(c).

“Knowledge” of a specified Person (or similar references to a Person’s knowledge) means (i) in the case of a Person who is an individual, the information actually known by such Person, (ii) in the case of the Seller Parties or the Company, the information actually known by Carl Icahn, Keith Meister, Vincent Intrieri, Bob Alexander, Randy Cooley, Philip D. Devlin or Don Butler (each a “Primary Knowledge Person”) after receiving an affidavit in the form attached hereto as Exhibit F from each of F. Wayne Campbell, Rick Kirby, R. Kent Leuders, Lori Mauk, David Rigsby and Jenny Robins (each a “Secondary Knowledge Person”), or (iii) in the case of Buyer or Riata, the information actually known by the Tom L. Ward, N. Malone Mitchell, Dirk M. Van Doren, Matthew McCann and Matthew K. Grubb after making due inquiry of the current management employees of such Person and its Subsidiaries having primary responsibility for such matter.

“Law” means any statute, law, rule, regulation, judgment, order, ordinance, requirement, code, writ, injunction, or decree of any Governmental Entity.

“Lease(s)” means oil, gas or mineral leases, leasehold estates, operating rights and other rights authorizing the owner thereof to explore or drill for and produce Hydrocarbons and other minerals, contractual rights to acquire any such of the foregoing interests which have been earned by performance, and fee mineral, royalty and overriding royalty interests, net profits interests, production payments and other interests payable out of Hydrocarbon production, in each case, in which the Company or any of its Subsidiaries has an interest.

“Letter of Intent” is defined in the Recitals.

“Lien” means any claim, lien, mortgage, security interest, pledge, deposit, charge, option, easement, encroachment or encumbrance of any kind.

“Management Agreements” means all agreements between NEGI and any of the Company or the Subsidiaries providing for the payment of fees, reimbursements or other compensation to NEGI, including without limitation, the Management Agreement, dated May 1, 2001, as amended, between NEGI and NEG Operating LLC; the Management Agreement dated August 28, 2003 between NEGI and TransTexas Gas Corporation; and the Management Agreement dated November 16, 2004 between NEGI and Panaco, Inc.

“Material Adverse Change” shall mean, when used in connection with Riata, Seller or the Company, as the case may be, any change, event, occurrence, condition, circumstance, development or effect that, individually or in the aggregate has had, or will have, a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of such party and its Subsidiaries taken as a whole, or that would reasonably be expected to materially delay or adversely affect the ability of such party and its Affiliates to consummate the transactions contemplated hereby; provided, however, that any change, event, occurrence, condition, circumstance, development or effect that is (i) primarily caused by conditions affecting the United States economy generally or the economy of any nation or region in which such party or any of its Subsidiaries conducts business that is material to the business of such entity and its Subsidiaries, taken as a whole, shall not be taken into account in determining whether there as been or would be “Material Adverse Change” on or with respect to such party, (ii) primarily caused by conditions generally affecting the oil and gas industry shall not be taken into account in determining whether there has been or would be a “Material Adverse Change” on or with respect to such party, and (iii) primarily caused by the announcement or pendency of this Agreement or the transactions contemplated hereby shall not be taken into account in determining whether there has been or would be a “Material Adverse Change” on or with respect to such party, except in the case of clauses (i) and (ii), to the extent such change, event, occurrence, condition, circumstance, development or effect has a disproportionate adverse effect on such party and its Subsidiaries as compared to any other person engaged in the same business.

“Merger Agreement” means the Agreement and Plan of Merger dated December 7, 2005 among NEGI, the Company, NEG, Inc. and AREH.

“Mizuho Note” is defined in Section 7.11(a).

“Most Recent SEC Reports” is defined in Section 4.7(a).

“NEG Holding” means NEG Holding LLC, a Delaware limited liability company.

“NEG Sub” is defined in Section 7.11(a).

“NEG Operating” is defined in Section 7.11(a).

“NEGI” means National Energy Group, Inc., a Delaware corporation.

“NEGI’s Relevant Employees” is defined in Section 7.14(c).

“Net Revenue Interest” means an interest (expressed as a percentage or decimal fraction) in and to all Hydrocarbons produced and saved from or attributable to a Reserve Report Well, as such percentage or decimal is set forth in the Reserve Reports.

“Net Working Capital” shall mean current assets of the Company and its Subsidiaries minus current liabilities of the Company and its Subsidiaries, calculated in accordance with GAAP (and consistent, with respect to presentation, with the June 30 Financials and September 30 Financials), excluding receivables or payables due to or from AREP or its Affiliates which are being eliminated by the Seller Parties as part of the transactions contemplated hereby, Cash and all liabilities and obligations (and positive benefits and value) relating to the Hedges, and, since September 7, 2006, the Company and its Subsidiaries shall have been operating in the ordinary course consistent with past practice with respect to net working capital items. In addition, the calculation of Net Working Capital shall: (i) include as a current asset the drilling deposit/return premium (estimated to be between $900,000 and $1,085,000) under insurance policy numbers JHB2M050074 and BCR-9E-1001-05 dated December 1, 2005 to December 1, 2006: (1) if such treatment is in accordance with GAAP (and consistent, with respect to presentation, with the June 30 Financials and the September 30 Financials), whether or not such drilling deposit/return premium is actually repaid to or otherwise obtained (in whole or in part) by Buyer, the Company or its Subsidiaries; or (2) notwithstanding GAAP or past practice, in an amount equal to the amount of such drilling deposit/return premium actually repaid to or otherwise obtained (in whole or in part) by Buyer, the Company or its Subsidiaries or in an amount equal to the benefit therefrom realized by the Buyer, the Company or its Subsidiaries; and (ii) exclude: (a) cash and cash equivalents which are restricted in use, including in connection with securing bonding requirements for plugging and abandonment obligations or other similar items, and (b) any insurance proceeds and any claims therefor made by or on behalf of the Company or any of its Subsidiaries after June 30, 2006. Notwithstanding the presentation in the June 30 Financials or the September 30 Financials or the treatment under GAAP, gas imbalances shall be deemed to be a current liability. Set forth on Exhibit G is an example of the calculation of Net Working Capital based on the June 30 Financials and September 30 Financials. For the avoidance of doubt, no items included in Indebtedness shall be included in Net Working Capital.

“Note” is defined in Section 7.11(a).

“Notice Period” is defined in Section 9.4(a).

“Oil and Gas Contracts” is defined in Section 4.13(b).

“Oil and Gas Properties” means all right, title and interest, including easements, of the Company and any of its Subsidiaries in and to a Lease or lands pooled therewith.

“Oil and Gas Holdings” is defined in the Preamble.

“Operating Agreement of NEG Holding” means that certain Operating Agreement of NEG Holding dated May 1, 2001, and any amendment thereto or replacement thereof.

“Ordinary Course of Business” means, with respect to a Person, the ordinary course of each of the businesses of such Person and its Subsidiaries consistent with past practice and custom (including with respect to quantity and frequency).

“Panaco ESOP” means the Panaco, Inc. Employee Stock Ownership Plan and Trust Contract #937064 Marshall and Isley Trust Company N.A., Account #93-7064-00-4.

“Parents” is defined in the Preamble.

“Pay-Off Letters” means the letters, and any updates thereto, to be sent by the lenders under the Credit Facility to Buyer prior to or at Closing (if the Buyer has elected to cause the payoff of the Credit Facility), which letters shall specify the aggregate amount of Indebtedness of the Company and its Subsidiaries that will be outstanding as of the Closing Date under the Credit Facility and wire transfer information for each such lender.

“Permits” means licenses, permits, waivers, franchises, consents, concessions, approvals, variances, grants, exemptions, registrations, operating certificates, orders and other authorizations of or from Governmental Entities.

“Permitted Encumbrances” means the following:

(a) Liens for taxes which are not yet delinquent or which are being contested in good faith and for which adequate reserves have been established;

(b) normal and customary Liens under operating agreements, unitization agreements, and pooling orders relating to the Properties, which obligations are not yet delinquent and pursuant to which none of the Company and its Subsidiaries is in default;

(c) mechanic’s, materialman’s and other like Liens relating to the Properties, which obligations are not yet delinquent and pursuant to which none of the Company and its Subsidiaries is in default;

(d) minor imperfections, defects and irregularities in title or other restrictions on the use or ownership of property (whether created by or arising out of joint operating agreements, farm-out agreements, leases and assignments, contracts for purchases of Hydrocarbons or similar agreements, or otherwise in the Ordinary Course of Business) that are of the nature customarily accepted by reasonable and prudent persons engaged in the business of the ownership, development and operating of oil and gas properties, including but not limited to (i) defects in the early chain of title consisting of failure to recite marital status or the omission of succession or heirship proceedings; (ii) defects or irregularities arising out of mortgages or deeds of trust which, by their terms, matured more that twenty years ago but which remain unreleased of record; (iii) defects or irregularities arising out of the lack of recorded powers of attorney from corporations to execute and deliver documents on their behalf; and (iv) defects and irregularities cured by possession under applicable statues of limitation and statutes relating to prescription;

(e) all rights to consent by, required notices to, filings with, or other actions by Governmental Entities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained routinely and subsequent to such sale or conveyance;

(f) preferential rights to purchase and required third party consents to assignments and similar agreements with respect to which, prior to Closing,

(i) waivers or consents are obtained from the appropriate parties,

(ii) the appropriate time period for asserting such rights has expired without an exercise of such rights, or

(iii) arrangements can be made on terms satisfactory to Buyer to allow Buyer to receive substantially the same economic benefits as if all such waivers and consents had been obtained;

(g) easements, encumbrances, rights-of-way, servitudes, Permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs, fences or the like; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Properties to the extent such matters do not materially interfere with operations on the Properties;

(h) rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any of the Properties in any manner, and all applicable Laws, rules and orders of any Governmental Entity;

(i) conventional rights of reassignment normally actuated by an intent to abandon or release a lease and requiring notice to the holders of such rights; and

(j)  Liens securing Indebtedness of any Subsidiary of the Company solely to the Company or any of the Company's Subsidiaries.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, enterprise, unincorporated organization, or Governmental Entity.

“Pre-Closing Tax Period” is defined in Section 7.7(a).

“Pipeline and Processing Facilities” means any pipelines or treatment or processing facilities of the Company and its Subsidiaries.

“Potential MAC Claim” is defined in Section 9.4(b).

“Private Placement Memorandum” is defined in Section 5.5(a).

“Proceedings” means all proceedings, litigation, arbitrations, actions, claims, suits and investigations, whether at law or equity, or civil or criminal in nature, in each case by or before any arbitrator or any Governmental Entity.

“Properties” means the Oil and Gas Properties, Easements, Fixtures, Facilities and Equipment, and Pipeline and Processing Facilities.

“Protest Letter” is defined in Section 1.3(b).

“PUD Location” shall mean each drilling location identified in the Reserve Reports, subject to any depth restriction set forth in the Reserve Reports to such location.

“PUD Well” shall mean a well to be drilled in the future upon a PUD Location, which (for the purposes of determining Defensible Title thereto) shall be treated as if such well had been drilled and completed and was in existence at or prior to the date of this Agreement.

“Purchase Price” is defined in Section 7.7(c).

“Purchase Price Allocation” is defined in Section 7.7(c).

“Purchase Price Review Period” is defined in Section 1.3(b).

“Representatives” is defined in Section 7.14(a).

“Required Third Party Consent” is defined in Section 8.2(a).

“Reserve Reports” is defined in Section 4.17.

“Reserve Report Well” means a Well or a PUD Well, as the context requires, that is specifically referenced in the Reserve Reports.

“Restructuring” is defined in Section 7.11(a).

“Riata Financial Statements” is defined in Section 5.5(b).

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Financial Statements” is defined in Section 4.7(b).

“Section 8.3 SEC Reports” is defined in Section 8.3(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Business Representations” is defined in Section 9.1(a).

“Seller Indemnified Persons” is defined in Section 9.3.

“Seller Insurance Policies” is defined in Section 7.18.

“Seller” is defined in the Preamble.

“Seller Cap” is defined in Section 9.6(a).

“Seller Parties” is defined in the Preamble.

“September 30 Financials” means the NEG Oil & Gas LLC September 30, 2006 financial statements.

“Stock” is defined in Section 7.11(a).

“Straddle Period” is defined in Section 7.7(a).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, limited partnership, partnership, trust or other entity with respect to which such Person has the power, directly or indirectly through one or more intermediaries, to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or management committee or similar governing body. Notwithstanding anything to the contrary in this Agreement or any agreements, certificates or documents delivered in connection with this Agreement, (i) NEGI shall not be deemed a direct or indirect Subsidiary of the Company or any Seller Party for all purposes of this Agreement or any agreements, certificates or documents delivered in connection with this Agreement and (ii) NEG Holding and its Subsidiaries are Subsidiaries of the Company for all purposes of this Agreement and any agreements, certificates or documents delivered in connection with this Agreement.

“Survival Period” is defined in Section 9.1(a).

“Tax” or “Taxes” means any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Tax authority or other Governmental Entity, including, without limitation, income, gross receipts, profits, gaming, excise, real or personal property, environmental, sales, use, value-added, ad velorem, withholding, social security, retirement, employment, unemployment, workers’ compensation, occupation, service, license, net worth, capital stock, payroll, franchise, gains, stamp, transfer and recording taxes, and shall include any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor, by contract, or otherwise.

“Tax Returns” means any report, return, amended return, refund claim, information statement, payee statement or other information provided or required to be provided to any Governmental Entity, with respect to Taxes, including any return of an affiliated, combined or unitary group.

“Third Party Claim” is defined in Section 9.4(a).

“Transaction Costs” means the aggregate amount of all fees, costs and expenses of the Company and its Subsidiaries (whether incurred by or on behalf of the Company or any of its Subsidiaries or on behalf of Seller or any of its Affiliates) incurred through the Closing Date in connection with the structuring, negotiation, performance or consummation of the transactions contemplated by this Agreement (whether due to be paid before or after the Closing Date), including, without limitation, any investment banking, accounting, advisory, brokers, finders or legal fees or fees paid to any Governmental Entity or third party.

“Treasury” is defined in Section 2.2(e).

“Well” means a well drilled for the purpose of producing Hydrocarbons or disposing of fluids produced in connection with the production of Hydrocarbons, associated with the Company’s or any of its Subsidiaries’ interest in any Lease or lands pooled therewith.

“Working Interest” means the percentage of costs and expenses attributable to the maintenance, development and operation of a Reserve Report Well, as such percentage is set forth in the Reserve Reports.

Section 11.2.  References and Construction.All references in this Agreement to articles, sections, subsections and other subdivisions refer to corresponding articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. All references to “Schedule or “Schedules” are to the disclosure schedules attached hereto.

(a)  Titles appearing at the beginning of any of such subdivisions are for convenience only and shall not constitute part of such subdivisions and shall be disregarded in construing the language contained in such subdivisions.

(b)  The words “this Agreement,” “this instrument,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

(c)  Words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender.

(d)  Unless the context otherwise requires or unless otherwise provided herein, the terms defined in this Agreement which refer to a particular agreement, instrument or document also refer to and include all renewals, extensions, modifications, amendments or restatements of such agreement, instrument or document, provided that nothing contained in this subsection shall be construed to authorize such renewal, extension, modification, amendment or restatement.

(e)  The word “includes” and its derivatives means “includes, but is not limited to” and corresponding derivative expressions.

(f)  Each of the parties hereto acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(g)  Notwithstanding anything contained in this Agreement to the contrary, except as otherwise expressly provided in this Agreement, the Parties hereto covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of any calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or a reduction) would be to cause such amount to be over- or under-counted for purposes of the transactions contemplated by this Agreement. The Parties hereto further covenant and agree that, with respect to any calculation of Cash or Net Working Capital pursuant to this Agreement, if there is a conflict between the terms set forth in this Agreement and GAAP, the terms set forth in this Agreement shall control.

ARTICLE XII
GUARANTEE; LETTER OF INTENT; MANAGEMENT

Section 12.1.  Guarantee . Riata hereby absolutely, unconditionally and irrevocably guarantees the full and punctual payment when due, and the performance by, the Buyer of all of its obligations under this Agreement. This guarantee constitutes a continuing, absolute, unconditional and irrevocable guarantee of payment when due, and not of collection, and Riata specifically agrees that it shall not be necessary or required that the Seller Parties exercise any right, assert any claim or demand or enforce any remedy whatsoever against the Buyer (or any other person or entity) before or as a condition to the obligations of Riata hereunder. This guarantee shall remain in full force and effect until all obligations of the Buyer hereunder have been paid in full or performed.

Section 12.2.  Letter of Intent. The parties hereto agree that (i) the Letter of Intent is hereby amended so that all references therein to “November 16, 2006” shall be replaced with “November 21, 2006” and (ii) the Letter of Intent shall be deemed to have been continuously in effect since the execution thereof through and until the Closing (including for purposes of Section 9.2(c) hereof).

Section 12.3.  Management. Buyer agrees that following the Closing it will not, and will cause the Company and its Subsidiaries not to, assert any claim against NEGI based upon any management failure, mistake or error in the provision of management services under the Management Agreements. For the avoidance of doubt, the foregoing shall not limit the rights of Buyer under this Agreement (including Sections 7.10, 7.11 or 10.11 or Article IX hereof) nor rights of Buyer, the Company and its Subsidiaries arising out of the failure to return to the Company and its Subsidiaries of assets, books and records, information technology, data, software and rights (if any) belonging to the Company and its Subsidiaries but in the possession of NEGI.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement is executed by the parties hereto on the date set forth above.

AMERICAN REAL ESTATE PARTNERS, L.P.

By: American Property Investors, Inc.,
its general partner

By: /s/ Hillel Moerman
Name: Hillel Moerman
Title: Chief Financial Officer

AMERICAN REAL ESTATE HOLDINGS
LIMITED PARTNERSHIP

By: American Property Investors, Inc.,
its general partner

By: /s/ Hillel Moerman
Name: Hillel Moerman
Title: Chief Financial Officer

AREP OIL & GAS HOLDINGS LLC

By: American Real Estate Holdings Limited Partnership
By: American Property Investors, Inc.,
its general partner

By: /s/ Hillel Moerman
Name: Hillel Moerman
Title: Chief Financial Officer

[Purchase and Sale Agreement Signature Page]

AREP O & G HOLDINGS LLC

By: AREP Oil & Gas Holdings LLC, its sole member
By: American Real Estate Holdings Limited Partnership, its sole member
By: American Property Investors, Inc.,
its general partner

By: /s/ Hillel Moerman
Name: Hillel Moerman
Title: Chief Financial Officer

NEG OIL & GAS LLC

By: AREP O&G Holdings LLC, its sole member
By: AREP Oil & Gas Holdings LLC, its sole member
By: American Real Estate Holdings Limited Partnership, its sole member
By: American Property Investors, Inc.,
its general partner

By: /s/ Hillel Moerman
Name: Hillel Moerman
Title: Chief Financial Officer

SANDRIDGE HOLDINGS, INC.

By: /s/ Tom L. Ward
Name: Tom L. Ward
Title: Chief Executive Officer

Solely for purposes of Article V, Article XII, Section 9.5 and Section 10.2
RIATA ENERGY, INC.

By: /s/ Tom L. Ward
Name: Tom L. Ward
Title: Chief Executive Officer